FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of July 2004


                       Commission File Number 333-37376


                           Rediff.com India Limited
            -----------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
                ----------------------------------------------
                (Translation of Registrant's name into English)

                         Mahalaxmi Engineering Estate
                       1st Floor, L.J. First Cross Road
                         Mahim (West), Mumbai 400 016
                                     India
                   ---------------------------------------
                   (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X     Form 40-F
                                 -----             -----

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes               No   X
                           -----            -----

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

Rediff.com India Limited has scheduled its Annual General Meeting of its shareholders on Monday, August 9, 2004, at 12 noon IST at its Registered Office at Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India. A copy of its Annual Report for the year 2003-04 is attached hereto.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Rediff.com India Limited




                                         By      /s/
                                           --------------------------------
                                         Name:      Joy Basu
                                         Title:     Chief Financial Officer


Date:  July 22, 2004

                                                ANNUAL REPORT
                                     (UNDER INDIAN COMPANIES ACT, 1956)
                                                     OF
                                          REDIFF.COM INDIA LIMITED
                                             FOR THE YEAR ENDED
                                               MARCH 31, 2004


                                                      INDEX
-------------- ---------------------------------------------------------- -----------------------------------
   Sr. No                       Particulars                                          Page Nos.
-------------- ---------------------------------------------------------- -----------------------------------
1              Extracts from Rediff.com India Limited's audited                         1 - 4
               consolidated financial statements for the year ended
               March 31, 2004, prepared in accordance with U.S. GAAP
-------------- ---------------------------------------------------------- -----------------------------------
2.             Documents as required under Indian Companies Act :-
-------------- ---------------------------------------------------------- -----------------------------------
2(i)           Notice of Annual General Meeting                                         5 - 12
-------------- ---------------------------------------------------------- -----------------------------------
2(ii)          Directors Report of Rediff.com India Limited;                           13 - 18
-------------- ---------------------------------------------------------- -----------------------------------
2(iii)         Auditors Report of Rediff India Limited;                                19 - 23
-------------- ---------------------------------------------------------- -----------------------------------
2(iv)          Balance Sheet, P&L Account, Schedules of Rediff.com                     24 - 55
               India Limited;
-------------- ---------------------------------------------------------- -----------------------------------
2(v)           Directors Report of Rediff Holdings Inc.;                               56 - 57
-------------- ---------------------------------------------------------- -----------------------------------
2(vi)          Auditors Report of Rediff Holdings Inc.;                                   58
-------------- ---------------------------------------------------------- -----------------------------------
2(vii)         Balance Sheet, P&L Account, Schedules of Rediff Holdings                59 - 69
               Inc.;
-------------- ---------------------------------------------------------- -----------------------------------
2(viii)        Directors Report of India Abroad Publications Inc;                      70 - 71
-------------- ---------------------------------------------------------- -----------------------------------
2(ix)          Auditors Report of India Abroad Publications Inc;                          72
-------------- ---------------------------------------------------------- -----------------------------------
2(x)           Balance Sheet, P&L Account, Schedules of India Abroad                   73 - 87
               Publications Inc;
-------------- ---------------------------------------------------------- -----------------------------------
2(xi)          Directors Report of India in New York;                                  88 - 89
-------------- ---------------------------------------------------------- -----------------------------------
2(xii)         Auditors Report of India in New York;                                      90
-------------- ---------------------------------------------------------- -----------------------------------
2(xiii)        Balance Sheet, P&L Account, Schedules of India in                       91 - 99
               New York;
-------------- ---------------------------------------------------------- -----------------------------------
2(xiv)         Directors Report of India Abroad Publications (Canada)                 100 - 101
               Inc;
-------------- ---------------------------------------------------------- -----------------------------------
2(xv)          Auditors Report of India Abroad Publications (Canada)                     102
               Inc;
-------------- ---------------------------------------------------------- -----------------------------------
2(xvi)         Balance Sheet, P&L Account, Schedules of India Abroad                  103 - 113
               Publications (Canada) Inc;
-------------- ---------------------------------------------------------- -----------------------------------
2(xvii)        Directors Report of Rediff.com Inc;                                    114 - 115
-------------- ---------------------------------------------------------- -----------------------------------
2(xviii)       Auditors Report of Rediff.com Inc; 116
-------------- ---------------------------------------------------------- -----------------------------------
2(xix)         Balance Sheet, P&L Account, Schedules of Rediff.com Inc;               117 - 126
-------------- ---------------------------------------------------------- -----------------------------------
2(xx)          Directors Report of Value Communications Corporation;                  127 - 128
-------------- ---------------------------------------------------------- -----------------------------------
2(xxi)         Auditors Report of Value Communications Corporation;                      129
-------------- ---------------------------------------------------------- -----------------------------------
2(xxii)        Balance Sheet, P&L Account, Schedules of Value                         130 - 141
               Communications Corporation.
-------------- ---------------------------------------------------------- -----------------------------------


                                      EXTRACTS FROM AUDITED FINANCIAL STATEMENTS
                                          PREPARED IN ACCORDANCE WITH USGAAP
                                      ------------------------------------------

                                               REDIFF.COM INDIA LIMITED

                                              CONSOLIDATED BALANCE SHEET
                                                 As of March 31, 2004

---------------------------------------------------------------------------------------------- -----------------
                                                                                                   March 31
                                                                                               -----------------
                                                                                                     2004
                                                                                               -----------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents.................................................................     U.S.$ 11,639,173
Trade accounts receivable (net of allowances of U.S.$ 1,229,677 at March 31, 2004)........            1,884,193
Prepaid expenses and other current assets.................................................            1,111,784
Assets held for sale......................................................................              523,322
Recoverable Income Taxes..................................................................              134,633
                                                                                               -----------------
Total current assets......................................................................           15,293,105
Property, plant and equipment - net.......................................................            1,491,240
Goodwill - net............................................................................            7,314,468
Other assets..............................................................................              768,962
                                                                                               ----------------
TOTAL ASSETS..............................................................................     U.S.$ 24,867,775
                                                                                               ================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities..................................................     U.S.$  3,127,894
Customer deposits.........................................................................              208,391
Unearned revenues.........................................................................              488,743
                                                                                               -----------------
Total current liabilities.................................................................            3,825,028
Other liabilities.........................................................................               15,384
                                                                                               -----------------
TOTAL LIABILITIES.........................................................................            3,840,412
                                                                                               -----------------
COMMITMENTS AND CONTINGENCIES.............................................................                   --

SHAREHOLDERS' EQUITY
  Equity shares: par value--Rs.5, Authorized: 20,000,000 shares;
  Issued and outstanding: 12,827,425 shares at March 31, 2004.............................            1,537,865
Additional paid in capital................................................................           76,973,587
Other comprehensive loss..................................................................           (3,089,310)
Deferred compensation expense.............................................................                 (710)
Accumulated deficit.......................................................................          (54,394,069)
                                                                                               -----------------
TOTAL SHAREHOLDERS' EQUITY................................................................           21,027,363
                                                                                               -----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................................................     U.S.$ 24,867,775
                                                                                               =================

---------------------------------------------------------------------------------------------- -----------------


                            REDIFF.COM INDIA LIMITED

                     CONSOLIDATED STATEMENT OF OPERATIONS
                       For the year ended March 31, 2004

-------------------------------------------------------  --------------------

                                                         --------------------
                                                              Year ended
                                                               March 31,
                                                         --------------------
                                                                 2004
                                                         --------------------
OPERATING REVENUES
  India Online.........................................     U.S.$  3,636,183
  U.S. Publishing......................................            5,810,420
                                                         --------------------
Total revenues.........................................            9,446,603
                                                         --------------------
Cost of revenues
  India Online.........................................            1,130,373
  U.S. Publishing......................................            3,608,029
                                                         --------------------
Total cost of revenues.................................            4,738,402
                                                         --------------------
Gross profit...........................................            4,708,201
                                                         --------------------
OPERATING EXPENSES
  Sales and marketing..................................              950,268
  Product development..................................            1,598,199
  General and administrative...........................            5,378,600
                                                         --------------------
Total operating expenses...............................            7,927,067
                                                         --------------------
Operating loss ........................................           (3,218,866)
                                                         --------------------
  Other expense, net:
  Interest income......................................              331,806
  Foreign exchange loss, net...........................             (459,075)
  Miscellaneous income.................................                2,137
                                                         --------------------
                                                                    (125,132)
                                                         --------------------
Loss from continuing operations before income taxes....           (3,343,998)
Income tax expense ....................................               (4,862)
                                                         --------------------
Loss from continuing operations........................       US$ (3,348,860)
Loss from discontinued operations .....................       US$ (2,370,982)
                                                         --------------------
NET LOSS...............................................     U.S.$ (5,719,842)
                                                         ====================
Weighted average number of equity
    shares-- basic and diluted.........................           12,799,997
                                                         ====================
Loss per share -- basic and diluted:
    continuing operations..............................         U.S.$  (0.26)
    discontinued operations............................                (0.19)
                                                         --------------------
Loss per share - basic and diluted.....................         U.S.$  (0.45)
                                                         ====================
Loss per ADS -- (where 2 ADSs are equal to
     1 equity share) -- basic and diluted:
     continuing operations.............................         U.S.$  (0.13)
     discontinued operations...........................                (0.09)
                                                         --------------------
Loss per ADS-- (where 2 ADSs are equal to
     1 equity share) -- basic and diluted..............         U.S.$  (0.22)

-------------------------------------------------------  --------------------


                                                     REDIFF.COM INDIA LIMITED

                                                STATEMENTS OF SHAREHOLDERS' EQUITY
                                                 For the year ended March 31, 2004



                                     Equity Shares
                                ------------------------   Additional       Other        Deferred
                                    Number                  Paid in     Comprehensive  Compensation   Accumulated
                                  of Shares     Amount      Capital     Income (Loss)    Expense        Deficit       Total
                                ----------- ------------ ------------- --------------- ------------ -------------- -------------

BALANCE, AS OF MARCH 31, 2003...  12,795,200   1,534,308   76,903,671     (4,221,694)     (1,136)     (48,674,227)    25,540,922
Amortization of
compensation
related to
stock option grants............                                                              426                             426
Stock options exercised........       32,225       3,557       69,916                                                     73,473
Net loss.......................                                                                        (5,719,842)    (5,719,842)
Other comprehensive income-
 translation adjustment........                                            1,132,384                                    1,132,384
                                ----------- ------------ ------------- --------------- ----------- --------------- -------------
BALANCE, AS OF MARCH 31, 2004.. 12,827,425  US$1,537,865 US$76,973,587 US$(3,089,310)    US$(710)  US$(54,394,069) US$21,027,363
                                ----------- ------------ ------------- --------------- ----------- --------------- -------------

                            REDIFF.COM INDIA LIMITED

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                       For the year ended March 31, 2004

----------------------------------------------------------  --------------------
                                                                Year ended
                                                                 March 31,
                                                                   2004
                                                            --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss..................................................   U.S.$ (5,719,842)
Loss from discontinued operations.........................          2,370,982
Adjustments relating to continuing operations
to reconcile net loss to net
cash used in continuing operations:
Depreciation and amortization.............................          1,306,518
Loss on sale of property, plant and equipment.............             29,509
Stock based compensation expense..........................                426
Changes in assets and liabilities:
  Trade accounts receivable...............................           (451,212)
  Prepaid expenses and other current assets...............            187,655
  Accounts payable and accrued liabilities................           (896,592)
  Unearned revenues.......................................            144,359
  Customer deposits.......................................            (13,209)
  Recoverable income taxes................................            205,223
  Unexpired subscription revenues.........................            (12,026)
  Other assets............................................            (38,354)
                                                            -------------------
Net cash used in continuing operations....................         (2,886,563)
                                                            -------------------
Net cash used in discontinued operations..................           (373,744)
                                                            -------------------
Net cash used in operating activities.....................         (3,260,307)
                                                            -------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Payments to acquire property, plant and equipment.......           (596,763)
  Proceeds from sales of property, plant and equipment....             34,980
    Net cash used in investing activities.................           (561,783)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from issue of equity shares on exercised
    employee stock options................................             73,473
                                                            -------------------
    Net cash provided by financing activities.............             73,473
                                                            -------------------
Effect of exchange rate changes on cash...................          1,004,004
Net decrease in cash and cash equivalents.................         (2,744,613)
Cash and cash equivalents at the beginning of the year....         14,383,786
Cash and cash equivalents at the end of the year..........   U.S.$ 11,639,173
  Supplemental disclosure of cash flow information:
    U.S. Federal income taxes paid........................         U.S.$  --
    Bank interest paid....................................         U.S.$ 942

----------------------------------------------------------  --------------------

                                    NOTICE

Notice is hereby given that the 9th Annual General Meeting of the Members of Rediff.com India Limited will be held on Monday, August 9, 2004, at 12 noon
(IST) at Registered Office of the Company situated at First Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (West), Mumbai 400016, to transact the following business:

ORDINARY BUSINESS

     1. To receive, consider and adopt the Audited Balance Sheet as at March 31, 2004 and Profit & Loss Account for the year ended as on that date and the reports of the Auditors and Directors' thereon.

     2. To appoint a Director in place of Mr. Abhay Havaldar, Director retiring by rotation and being eligible, offers himself for reappointment.

     3. To appoint a Director in place of Mr. Ashok Narasimhan, Director retiring by rotation and being eligible, offers himself for reappointment.

     4. To appoint Auditors and fix their remuneration by passing the following resolution as an Ordinary Resolution with or without modification(s);

         "RESOLVED that M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby re-appointed as Statutory Auditors of Rediff.com India Limited for the year ending March 31, 2005 and to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Board of Directors/Audit Committee of the Directors of the Company."

         SPECIAL BUSINESS

     5. To consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL resolutions:

         "RESOLVED THAT in accordance with the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 and other applicable laws and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Company, be and is hereby accorded to the Board to offer, issue and allot equity shares and/or any securities convertible into equity shares at the option of the Company and/or at the option of the holder of the security and/or securities linked to equity shares through American Depository Shares / Receipts and/or any other instruments or securities of any type inclusive of any such equity shares issuable upon exercise of an over allotment option by any underwriter, debentures whether partly/fully convertible and/or securities linked to Ordinary Shares and/or foreign currency convertible bonds and/or bonds with Share Warrants attached, (hereinafter referred to as the "Securities"), in the course of offerings to eligible investors, whether existing shareholders of the Company or not, through a public issue and/or on a private placement basis, or by way of circulation of an offering circular or prospectus or any other document or any process, which, upon allotment or conversion of all Securities so issued or allotted, as the case may be, could give rise to the issue of upto 5 million equity shares of the Company to be issued for an aggregate offering price to be determined at a later time by the Board and such issue and allotment to be made at such time or times, in such tranche or tranches, in such manner as the Board may, in its sole discretion think fit, on such terms and conditions as may be decided and deemed appropriate by the Board at the time of such issues or allotments.

         RESOLVED FURTHER THAT the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and other applicable provisions, if any, of the Act and subject to all necessary approvals to the Board to secure, if necessary, all or any of the above mentioned Securities to be issued, by the creation of a mortgage and/or charge on all or any of the Company's immovable and/or movable assets, both present and future in such form and manner and on such terms as may be deemed fit and appropriate by the Board.

         RESOLVED FURTHER THAT the Company do and is hereby be authorized to announce, formulate and implement a Sponsored American Depositary Shares (ADSs) Scheme ("Scheme"), at any time, in the form and manner laid out in and under the terms of the Offer Letter for the Scheme, to enable the existing shareholders to divest their holding of equity shares in the Company in the overseas market by issue and allotment of ADSs against the block of existing equity shares of the Company offered by such shareholders under the provisions of the Scheme, subject to requisite approvals and the applicable rules, guidelines and regulations of the Government of India or applicable Regulatory body(ies) as may be issued or amended from time to time, on such terms and conditions as the Board may in its absolute discretion deem fit, and to cause allotment to the investors in such foreign markets of American Depositary Shares (ADSs) by the Depositary.

         RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board, be and is hereby authorised to determine the form and terms of the Issue(s), including the class of investors to whom the Securities are to be allotted, number of Securities to be allotted in each tranche, issue price, face value, premium amount on issue/conversion of Securities/exercise of warrants/redemption of Securities, rate of interest, redemption period, listings on one or more stock exchanges in India and/or abroad, appointment of Intermediaries as the Board in its absolute discretion deems fit and to make and accept any modifications in the proposal as may be required by the authorities involved in such issues in India and/or abroad and to settle any questions or difficulties that may arise in regard to the Issue(s).

         RESOLVED FURTHER THAT the Board, be and is hereby authorized to delegate all or any of the powers herein conferred to any committee or directors or chief financial officer or any executive director or directors or any other officer or officers of the company to give effect to the aforesaid resolution and to do all such acts, deeds, matters and things as may be deemed necessary, desirable and expedient to give effect to this resolution from the Indian and US regulatory perspective, including without limitation, filing a Registration Statement and other documents with the SEC, listing the securities on the New York Stock Exchange or Nasdaq National Market, entering into depository arrangements, appointments of and finalising terms with Lead Managers, Merchant Bankers, Underwriters, Guarantors, Financial Advisors, Depositories, Custodians, Principal Paying/Transfer/Conversion Agents, Listing Agents, Registrars, Trustees and all other agencies, whether in India or abroad, as they may in their absolute discretion think fit, to make applications, sign and execute documents with various Indian and US regulatory authorities, etc. as maybe necessary in this regard."

     6. To consider and if thought fit, to pass with or without modification, the following resolutions as a SPECIAL resolutions:

         "RESOLVED THAT pursuant to the provisions of section 97 and other applicable provisions, if any, of the Companies Act, 1956 and subject to other approvals, if any, that may be considered necessary, consent of the members of the Company, be and is hereby accorded for increase in the Authorised Share Capital of the Company from Rs.10,00,00,000/- (Rupees Ten Crores) divided into 2,00,00,000 (Two Crores) equity shares of Rs. 5 each to Rs. 12,00,00,000/- (Rupees Twelve Crores) divided into 2,40,00,000 (Two Crores Forty Lakhs) equity shares of Rs.5 each ranking pari passu with the existing shares in the Company and that in clause V of the Memorandum of Association of the Company, for the words and figures "The Authorized Share Capital of the Company, is 10,00,00,000 (Rupees Ten Crores) divided into 2,00,00,000(Two Crores) equity shares of Rs. 5 each", the following shall be substituted.

         The Authorized Share Capital of the company is Rs.
         12,00,00,000(Rupees Twelve Crores) divided into 2,40,00,000 (Two Crores Forty Lakhs) equity shares of Rs 5 each."

         RESOLVED FURTHER THAT the Board of Directors or other designated officers of the Company or the Company Secretary, be and are hereby severally authorised to take such steps, as may be considered necessary, for obtaining approvals, in relation to such increase in Authorised Share Capital, to pay the necessary registration fees and stamp duty and to settle all matters arising out of and incidental thereto and sign and execute all deeds, applications, documents, forms, declarations, returns and writings that may be required on behalf of the Company in connection thereto and generally to do all acts, deeds, matter and things that may be considered necessary, proper, expedient or incidental for the purpose of giving effect to this resolution."

     7. To consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL resolutions:

          "RESOLVED THAT pursuant to section 31 and other applicable provisions, if any, of the Companies Act, 1956, the consent of the Company, be and is hereby accorded, for alteration of Article 3.1 of the Articles of Association of the Company, by substituting the following new article, in place of the present Article 3.1 thereof.

         "Article 3.1 The Authorized Share Capital of the Company is Rs. 12,00,00,000(Rupees Twelve Crores) divided into 2,40,00,000 (Two Crores Forty Lakhs) equity shares of Rs. 5 each with powers to increase or reduce the same in accordance with the provisions of the Companies Act, 1956."

         RESOLVED FURTHER THAT the Board of Directors or other designated officers of the Company, be and are hereby severally authorised to take such steps, as may be considered necessary, in respect of carrying out the alteration in the Articles of Association of the Company and to settle all matters arising out of and incidental thereto and sign and execute all deeds, applications, forms, declarations, returns, documents and writings that may be required on behalf of the Company in connection thereto and generally to do all acts, deeds, matter and things that may be considered necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

         RESOLVED FURTHER THAT the Board of Directors or other designated officers of the Company or the Company Secretary, be and are hereby severally authorised to file the necessary Forms and documents with the Registrar of Companies, Maharashtra in this regard."

     8. To consider and if thought fit to pass with or without modification, the following resolution as a SPECIAL RESOLUTION:

         "RESOLVED pursuant to the provisions of the Companies Act, 1956, as applicable and subject to the other permissions and approvals as may be required, the 2004 Stock Option Plan, including Schedule 1 to the 2004 Stock Option Plan, as adopted by the Board of Directors on June 30, 2004, (a copy of being available for inspection at a request at the Annual General Meeting), be and hereby is adopted and approved.

         RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, be and hereby are authorized and directed to operate and implement the 2004 Stock Option Plan and authorized to grant stock options under the 2004 Stock Option Plan provided that the Board of Directors or a Committee thereof, may grant stock options under the 2004 Stock Option Plan up to a maximum of such number of stock options as are convertible into 3,58,000 equity shares of the Company.

         RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, be and hereby are authorized to grant stock options under, and in accordance with the terms of the 2004 Stock Option Plan, to employees and directors of the Company/ subsidiaries of the Company (whether incorporated in India or outside India).

         RESOLVED FURTHER THAT the stock options heretofore granted by authorization of the Board of Directors or a Committee thereof pursuant to the 2004 Stock Option Plan be and hereby are approved.

         RESOLVED FURTHER THAT the Board of Directors or a Committee thereof, be and hereby are authorized and directed to do all such acts, deeds, matters and things as may be necessary, expedient or desirable to give effect to the foregoing resolutions including, without limitation, making any and all filings, submissions and registrations with NASDAQ National Market and the Securities and Exchange Commission."

                                                  By Order Of The Board
                                                  For Rediff.com India Limited



     PLACE: MUMBAI                                            SEJAL JARADI
     DATE: June 30, 2004                                      COMPANY SECRETARY

     NOTES:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND VOTE INSTEAD OF HIMSELF/HERSELF AND SUCH A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE LODGED WITH THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE ANNUAL GENERAL MEETING, DULY COMPLETED.

2. In the case of Item No. 2 of the Ordinary Business, none of the Directors of the Company, except Mr. Abhay Havaldar, is interested in the resolution.

3. In the case of Item No. 3 of the Ordinary Business, none of the Directors of the Company, except Mr. Ashok Narasimhan, is interested in the resolution.

4. The Explanatory Statement pursuant to the provisions of Section 173(2) of the Companies Act, 1956 for item Nos. 5 to 8 is enclosed and forms part of this Notice.

                           REDIFF.COM INDIA LIMITED

          EXPLANATORY STATEMENT PURSUANT TO THE PROVISIONS OF SECTION
                      173(2) OF THE COMPANIES ACT, 1956.

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out the material facts relating to the item of Special Business mentioned in the accompanying Notice dated June 30, 2004 and should be taken as forming part of the Notice

Item No.5

From time to time the Company may need to raise capital. Under the Indian Regulations, approval of shareholders is required for issue of shares. The resolutions at item no.5 of the Notice seeks the shareholders approval for enabling the Board, from time to time over a period of one year hereof, to issue up to 5 million equity shares of the Company, which in the case of foreign offerings, shall aggregate to 10 million American Depositary Shares
(ADSs), two ADS being convertible into one equity share of the Company, to be issued in the course of an international offering to eligible foreign investors either through a public issue or private placement or otherwise in order to raise resources for overseas and domestic acquisitions and general corporate purposes. These resolutions are being recommended in order to enable the Board to issue such equity shares of the Company at such time and on such terms as they deem fit in their discretion, without creating any obligation on the Board to issue such shares.

The Company, in accordance with applicable rules and regulations ("Sponsored ADS Regulations"), may propose to sponsor an issue of ADSs with an overseas Depositary against existing equity shares held by the all the shareholders of the Company ("the Scheme") in terms of the Offer Letter for the Scheme. The Sponsored ADS Regulations require the Company to obtain the approval of its shareholders by special resolution for the Scheme.

In the event of issue of shares, the Company, in accordance with applicable law, will ensure that a Registration Statement relating to these securities shall be filed with the United States Securities and Exchange Commission. Pursuant to rules and regulations prevalent in the United States of America, no securities may be sold nor offers to buy be accepted prior to the time the Registration Statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy registered securities nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such jurisdiction.

The directors of the Company, to the extent of the equity shares held by them in the Company, if any, may be deemed to be interested in the aforesaid resolutions in Item no.5 of the Notice, solely in their capacity as equity shareholders to whom the Scheme proposed for approval of the shareholders, would provide an option to participate in the therein, on a pari passu basis with all other shareholders of the Company. The Board recommends all the resolutions under Item no.5 in this Notice for the approval of the shareholders as special resolutions.


Item No.6

As the Company proposes to increase its Authorised Share Capital from Rs.10,00,00,000/- (Rupees Ten Crores) divided into 2,00,00,000 (Two Crores) equity shares of Rs. 5 each to Rs. 12,00,00,000/- (Rupees Twelve Crores) divided into 2,40,00,000 (Two Crores Forty Lakhs) equity shares of Rs.5 each ranking pari passu with the existing shares in the Company, clause V of the Memorandum of Association of the Company will have to be amended. The resolution in item no.6 is therefore recommended.

None of the Directors of the Company are interested in the resolution.


Item No.7

As the Company proposes to increase its Authorised Share Capital from Rs.10,00,00,000/- (Rupees Ten Crores) divided into 2,00,00,000 (Two Crores) equity shares of Rs. 5 each to Rs. 12,00,00,000/- (Rupees Twelve Crores) divided into 2,40,00,000 (Two Crores Forty Lakhs) equity shares of Rs.5 each ranking pari passu with the existing shares in the Company, Article 3.1 of the Articles of Association of the Company will have to be altered. The resolution in item no.7 is therefore recommended.

None of the Directors of the Company are interested in the resolution.


Item No.8

The Board of Directors had adopted the 2004 Stock Option Plan on June 30, 2004, a copy of which will be available for inspection at a request at the Annual General Meeting and the terms of which Plan require approval from the shareholders of the Company within a period of 12 months from the date of adoption by the Board.

Accordingly, the 2004 Stock Option Plan is being presented to the shareholders of the Company for their approval.

Set forth below is the information required to be stated pursuant to Section
6.2 of the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

a) The Company may grant options exercisable for such number of shares as are equivalent to 5% of the paid-up equity capital of the Company.

b) An employee of the Company or any of its subsidiaries may receive options under the 2004 Stock Option Plan provided such person is not
         (i) a promoter or does not belong to the promoter group; (ii) a director who directly or indirectly holds more than 10% of the Company's equity shares or securities convertible into equity shares; or (iii) a person to whom the issue of such options could result in non-compliance with applicable law.

c) The period of vesting of the options shall be set forth in the instrument granting the option.

d) The options shall not vest until the expiry of one year from the date the options are granted.

e) The exercise price of the option must be specified in the instrument granting the option which price shall be no less than 50% and no more than 110% of the fair market value of the American Depositary Share on the date of grant.

f) The option will be exercisable by a written notice from the employee to the Company. The instrument granting the option will specify the period within which the option shall be exercisable.

g) The Compensation Committee shall, in accordance with the rules and guidelines adopted by it, determine the eligibility of employees to receive options under the 2004 Stock Option Plan.

h) No employee shall receive options for shares equal to more than 1% of the issued capital of the Company without prior shareholder approval.

i)       The Company shall comply with the accounting policies set forth in
         Schedule I of the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

The Directors, therefore, recommend the passing of the Special Resolution under Item no.8 of the accompanying Notice.

None of the Directors of the Company are interested in this resolution.


                                                By Order Of The Board
                                                For Rediff.com India Limited



PLACE: MUMBAI                                   SEJAL JARADI
DATE:  June 30, 2004                            COMPANY SECRETARY

                            REDIFF.COM INDIA LIMITED

                               DIRECTORS' REPORT

To,
The Members,
Rediff.com India Limited


Your Directors have pleasure in presenting to you the Ninth Annual Report together with the Audited Annual Accounts for the year ended March 31, 2004.


1. FINANCIAL PERFORMANCE FOR THE YEAR APRIL 1, 2003 - MARCH 31, 2004

Our Corporate revenues including that of all our subsidiaries were Rs.434 million (previous year Rs.414 million).

Gross Profits for the year before depreciation, amortisation and impairment expenses stood at a loss of Rs. 90 million (previous year Rs. 322 million).

After accounting for loss on discontinued operations during the year of Rs. 109 million (previous year Rs. 329 million) and accounting for interest income and depreciation, our net loss stood at Rs.401 million (previous year Rs.917 million).


2.  SUBSIDIARIES

    (a)   Value Communications Corporation (ValuCom)

          The Company had earlier announced that it continued to explore strategic alternatives for its ValuCom subsidiary, a provider of long distance phone card services.

          On April 8, 2004, the Company sold its long distance phone card business of Valucom to WorldQuest Networks Inc.

          The Company decided to exit this business segment and the management would now concentrate in further growing and consolidating its India Online and US Publishing businesses.

          Financial performance of Value Communications Corporation as on 31st March 2004, was as follows:


      -----------------------------------------------------------------------------------
                           Particulars                                        Amount
                                                                                ($)
      -----------------------------------------------------------------------------------
      Number of Shares in the  Subsidiary  Company  held by
      Rediff.com India Limited at the above date :


      Equity (in Nos.)                                         12,000,000      7,146,432

      -----------------------------------------------------------------------------------

      Extent of holding (%)                                      100

      -----------------------------------------------------------------------------------

      The net aggregate of profits/(losses) of  the                           (2,422,295)
      Subsidiary Company for its financial year so far as
      they concern the members of Rediff.com India Limited
      -----------------------------------------------------------------------------------



     (b) Rediff Holdings Inc.


     During the year, the Company invested US$ 1.5 million in Rediff

     Holdings Inc.

     Financial performance of Rediff Holdings Inc. as on 31st March 2004 was as follows:


      -------------------------------------------------------------------------------------

                           Particulars                                          Amount
                                                                                  ($)
      -------------------------------------------------------------------------------------
      Number of Shares in the Subsidiary Company held by Rediff.com India
      Limited at the above date : Par Value $0.0001 per share


      Equity (in Nos.)                                           11,066,667          1,107

      -------------------------------------------------------------------------------------

      Extent of holding (%)                                       100

      -------------------------------------------------------------------------------------

      The  net   aggregate  of   profits/(losses)   of  the
      Subsidiary  Company for its financial  year so far as                       (626,049)
      they concern the members of Rediff.com India Limited

      -------------------------------------------------------------------------------------


3.  REDIFF.COM INDIA LTD.'S FINANCIAL HIGHLIGHTS

Highlights of our Company's financials was as follows:-

     (a)  Total Income:- At Rs. 201 million (previous year Rs.139 million).
     (b) Operating expenses:- At Rs. 273 million (previous year Rs.328 million). These were achieved through aggressive cost containment measures.
     (c) Gross Profit/ Loss :- Due to the factors mentioned above, our Company was able to contain the operating losses before depreciation, amortisation, impairment of Investments and taxes to Rs.72 million (previous year Rs.189 million).
     (d) Net Profit/ Loss:- After providing for depreciation and amortisation of Rs.49 million and after making provision for impairment in the value of investments Rs.79 million, net losses for the year were Rs. 201 million (previous year Rs.826 million).

Our Company continues to be listed on the NASDAQ Small Cap Market.


4.  DIVIDEND :

In view of the loss incurred by our Company during the year under review the Board does not recommend any dividend.


5. CORPORATE GOVERNANCE :

The various committees constituted by the Company including an Audit Committee and Compensation Committee have been functioning according to references made by the Board of Directors. This has resulted in strengthening the Internal Control Systems and more effective MIS. The present constitution of the Board consist of eminent independent professionals from various fields, in addition to Chairman and Managing Director who looks after the day to day affairs of the Company and execution of the policy decisions taken by the Board.

The composition of the Audit Committee of the Board is:-

Name                              Designation in the Committee

Mr. Abhay Havaldar                Chairman
Mr. Pulak Prasad                  Member
Mr. Sunil Phatarphekar            Member
Mr. Ashok Narasimhan              Member

The composition of the Compensation Committee of the Board is as follows:-

Name                              Designation in the Committee

Mr. Ajit Balakrishnan             Chairman
Diwan Arun Nanda                  Member
Mr. Sunil N Phatarphekar          Member

The Compensation Committee has been supervising the implementation of various human resource functions, including ESOPs etc.

Further the Company has been displaying investor related information update, at regular intervals on its website.


6. EMPLOYEE STOCK OPTION PLAN/ ASSOCIATE STOCK OPTIONS PLAN :

Employee Stock Option Plan 1999 (ESOP 1999)

During the fiscal year from April 1, 2003 to March 31, 2004, under the ESOP 1999, our Company granted additional warrants equivalent to the right to purchase 7,500 equity shares at a weighted average exercise price of Rs.474 per share. Also during the same period there was a forfeiture of warrants equivalent to 22,975 equity shares from the employees who had left the services of our Company.

Associates Stock Option Plan 1999 (ASOP 1999)

During the fiscal year from April 1, 2003 to March 31, 2004, there were no additional warrants granted. Also there was no forfeiture of warrants during this period.

2002 ADR Linked Stock Option Plan (2002 ADR ESOP)

During the fiscal year from April 1, 2003 to March 31, 2004, under the 2002 ADR ESOP Plan, our Company granted ADR Stock Options equivalent to the right to purchase 116,000equity shares at a weighted average exercise price of Rs. 360 per share to some employees. Out of the same, during the year 138,500 ADR Stock Options equivalent to 69,250 equity shares have been exercised by the employees.


 7.  FIXED DEPOSITS:

During the year under review, our Company had not accepted any Fixed Deposit from the Public.


8.  EMPLOYEES:

The particulars of employees as required under section 217 (2A) of the Companies Act, 1956 are given as an annexure to this report.


9. DIRECTORS:

In accordance with the provisions of the Companies Act, 1956, Mr. Abhay Havaldar and Mr. Ashok Narasimhan, Directors retire by rotation at the conclusion of the ensuing Annual General Meeting and being eligible, offer themselves for re-election.


10. AUDITORS:

M/s. Deloitte Haskins & Sells, Chartered Accountants who were appointed by the members at the previous Annual General Meeting as the Statutory Auditors of Company for the year 2003-04, would hold the office till the conclusion of the forthcoming Annual General Meeting. The Company has received from the Auditors undertaking their eligibility to accept the office, if reappointed. The members are requested to consider their re-appointment as set out in the Notice convening the Annual General Meeting.

The observations made by the Auditors' in their report and notes to accounts are self- explanatory and do not call for any further comments.

11. DIRECTORS' RESPONSIBILITY STATEMENT :

The Directors confirm that:

     a) In preparation of the annual accounts, the applicable accounting standards had been followed along-with proper explanation relating to material departures.
     b) The Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give true and fair view of the state of affairs of the company at the end of the financial year on March 31, 2004 and of the loss of the company for that period.
     c) The Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the company and detecting the frauds and other irregularities.
     d) The directors had prepared the annual accounts on a going concern basis.


12. ENERGY CONSERVATION, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNING AND OUTGO :

Particulars pursuant to Companies (Disclosure of Particulars in respect of the Board of Directors) Rules, 1988

     1.   Conservation of Energy:-

     The operation of your Company is not energy intensive. Adequate measures have however been taken to reduce energy consumption by using energy efficient computer equipments incorporating latest technologies.

     2.   Technologies Absorption:

     Since technology related to portal business is constantly evolving, continuous investments and improvements are being made to the content, community and commerce offerings made to the customers. The investments are classified as deferred revenue expenditure and amortized.

     3.   Foreign Exchange Earning and outgo:

     Foreign exchange earned by the Company in the fiscal year ended March 31, 2004 was Rs.18,102,423 and the foreign exchange outgo in the same period was Rs. 15,181,910


13. ACKNOWLEDGEMENT :

The Directors place on record their appreciation for the dedicated services rendered by the employees of our Company and acknowledge the cooperation extended by our Company's bankers.



Place:  Mumbai                                    for Rediff.Com India Limited
Date:   June 30, 2004


                                                                      Chairman


(U.S.$1= Rs. 45.94  for year 2003-2004; and U.S.$1= Rs. 48.33 for the year
2002-2003)

                                   ANNEXURE A
The particulars of employees as required under section 217 (2A) of the Companies Act, 1956

                                   (Enclosed)

  Information in accordance with the provisions of Section 217 (2A) of the
  Companies Act, 1956 read with the
                                                                                                               ---------------------
  Companies (Particulars of employees) Rules, 1975 and forming part of the Directors' Report                      F.Y.2003-04
                                                                                                               ---------------------
                                                                                                                       Date of
             Name              Age         Designation     Gross         Qualification  Experience   Commencement  Last employment
                                                           Remuneration                  in years    of employment      held
a) Employed throughout
   the Financial Year




  Aninda Shome                41 VP - Sales              4,150,334 BA , Dip. In           19      15/02/1996  Times of India
                                                                   Hotel Mgmnt.

  Nikhil Lakshman             44 Editor                  7,913,035 BSc                    26       1/2/1996   Mid Day Publications
                                                                                                                 Pvt. Ltd.

  Venkateswar R Nishtala      45 Ex. VP Technology       9,771,009 BE                     22      24/12/19    CyberCash Inc.
                                 Strategy

  Ajoy Krishnamurti           40 VP E-Commerce           3,452,595 BE, MBA                15      05/04/2001  Shoppers Stop Ltd.

  Rohit Varma                 45                         3,393,675 MBA                    20       4/6/1999   VST Industries Ltd.







 b) Employed for part of the Financial Year

    Nitin Gupta               44 President & COO         3,719,159 MBA                    21       1/2/2000   GE Capital

    Bhushan Gothaskar         44 Director - Network      2,832,755 BE, M Tech             18      27/04/2000  Freelance Consultant
                                 Operations

    Raj Gupta                 44 Head - Business         2,314,235 B.Com                  23      01/10/2000  Lintas Ltd
                                 Development




    Notes:
  1 Gross remuneration received includes Salary,House Rent Allowance, Special
    Allowance,Merit Incentive, Leave Travel Assistance, Medical Expenses and Company's contribution to Provident Fund and profits from sale of employee stock options.

  2 The nature and conditions of employment in all cases are contractual. All employees are wholetime employees of the Company.

  3 None of the employees mentioned above is related to any Director of the Company.

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the attached Balance Sheet of REDIFF.COM INDIA LIMITED ("the Company") as at March 31, 2004 and also the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2. Further to our comments in the Annexure referred to in paragraph 1 above, we report that:

     a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

     b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

     c) the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the above books of account;

     d) in our opinion, the Balance Sheet and Profit and Loss Account comply with the Accounting Standards referred to in sub-section (3C) of
          Section 211 of the Companies Act, 1956;

     e) on the basis of written representations received from the directors of the Company, as on March 31, 2004, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2004 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

     f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

          (i) in the case of the Balance sheet, of the state of affairs of the Company as at March 31, 2004, and

          (ii) in the case of the Profit and Loss Account, of the loss for the year ended on that date.


                                                   For Deloitte Haskins & Sells
                                                          Chartered Accountants



                                                               P. B. Pardiwalla
                                                                        Partner
                                                       Membership Number: 40005

Mumbai, India.

Dated: June 30, 2004

ANNEXURE TO THE AUDITORS' REPORT
RE: REDIFF.COM INDIA LIMITED

                        Annexure to the auditor's report
            (Referred to in paragraph 1 of our report of even date)

1. The nature of the Company's business / activities for the year ended March 31, 2004, are such that the requirements of items (ii), (vi), (xii),
     (xiii), (xiv), (xviii) and (xix) of paragraph 4 of the Order are not applicable to the Company.

2.   Fixed assets:

     (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of its fixed assets.

     (b) Some of the fixed assets were physically verified during the year by the management in accordance with a programme of verification. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

     (c) The fixed assets disposed off during the year, in our opinion, do not constitute a substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

3. The Company has neither granted nor taken any loans, secured or unsecured to or from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of fixed assets.

5. In respect of transactions entered in the register maintained in pursuance of Section 301 of the Companies Act, 1956, to the best of our knowledge and belief and according to the information and explanations given to us:

     a) The transactions that needed to be entered into the register have been so entered.

     b) In respect of services obtained by the Company from a party entered in the said register and where the total value of services exceeds Rs. 5 lacs during the year, these have been made at prices which are prima facie reasonable having regard to prevailing market prices.

6. In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by management has been commensurate with the size of the Company and the nature of its business.

7. The maintenance of cost records has not been prescribed by the Central Government under clause (d) of sub-section (1) of Section 209 of the Companies Act, 1956, for the business carried on by the Company.

8. In respect of statutory dues, according to the information and explanations given to us and on the basis of our examination of the books of account:

     a) Undisputed statutory dues including provident fund, employees' state insurance, income tax, wealth tax, custom duty and any other material statutory dues have generally been regularly deposited with the appropriate authorities during the year.

     b) There are no disputed dues in respect of income tax, customs duty and wealth tax that have not been deposited with the appropriate authorities.

9. The Company's accumulated losses at March 31, 2004 are in excess of fifty per cent of its net worth. The Company has incurred cash losses during the financial year and the immediately preceding financial year.

10. In our opinion and according to the information and explanations given to us, the Company has not defaulted in the repayment of dues to banks.

11. According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

12. To the best of our knowledge and belief and according to the information and explanations given to us, no term loans were availed by the Company during the year.

13. According to the information and explanations given to us, the Company has not raised any funds on a short-term basis. All assets have been funded by shareholders' funds.

14. We have verified the end use of monies raised by public issues as disclosed in the notes to the financial statements.

15. According to the information and explanations given to us, no material fraud on or by the Company was noticed or reported during the year.



                                                   For Deloitte Haskins & Sells
                                                          Chartered Accountants



                                                               P. B. Pardiwalla
                                                                        Partner
                                                       Membership Number: 40005

Mumbai, India

Dated: June 30, 2004

                            REDIFF.COM INDIA LIMITED

                       Balance Sheet as at March 31, 2004.

---------------------------------------------------------------------------   -----------------
                                                Schedule                           As at
                                                  No.                            31.03.2003
                                                              Rupees               Rupees
---------------------------------------------------------------------------   -----------------

I. SOURCES OF FUNDS

(1) Shareholders' funds :

(a) Capital                                        1            64,137,125          63,976,000
(b) Stock Options Outstanding (Net)                                 42,250              22,750
(c) Reserves and surplus                           2         3,411,244,819       3,408,078,870



(2) Unsecured loans                                3                   -            2,052,377
                                                         ------------------   -----------------
                                   TOTAL                     3,475,424,194       3,474,129,997
                                                         ------------------   -----------------

II. APPLICATION OF FUNDS

(1) Fixed assets :                                 4

(a) Gross Block                                                305,244,152         294,572,821
(b) Less : Depreciation                                        257,172,236         215,908,516
                                                         ------------------   -----------------
(c) Net Block                                                   48,071,916          78,664,305
(d) Capital work-in-progress                                     1,560,000                   -
                                                         ------------------   -----------------
                                                                49,631,916          78,664,305
                                                         ------------------   -----------------

(2) Investments                                    5           839,654,907         849,549,747

(3) Current assets, loans and advances :

(a) Sundry debtors                                 6            50,432,183          41,791,577
(b) Cash and bank balances                         7           440,870,207         639,299,223
(c) Loans and advances                             8            94,633,956         110,325,098
                                                         ------------------   -----------------
                                                               585,936,346         791,415,898
                                                         ------------------   -----------------

Less :
Current liabilities and provisions :

(a) Liabilities                                    9           120,993,469         166,288,627
(b) Provisions                                    10            11,579,054           9,545,802
                                                         ------------------   -----------------

                                                               132,572,523         175,834,429
                                                         ------------------   -----------------

                                                         ------------------   -----------------
Net current assets                                             453,363,823         615,581,470
                                                         ------------------   -----------------

(4) (a) Miscellaneous expe11iture (to the                        4,550,857           3,100,090
            extent not written off or adjusted)
      (b)  Profit and loss account                           2,128,222,691       1,927,234,386
                                                         ------------------   -----------------
                                      TOTAL                  3,475,424,194       3,474,129,997
                                                         =================    =================


Accounting policies and notes to
balance sheet and profit an16loss account

As per our attached report of even date
For Deloitte Haskins & Sells                               For and on behalf of the board
Chartered Accountants


P.B.Pardiwalla                       A.Balakrishnan                                Sejal Jaradi
Partner                        Chairman & Managing Director                      Company Secretary
Membership No: 40005

Mumbai, India                                       Mumbai, India
Dated:                                              Dated:




SCHEDULE  1: SHARE CAPITAL

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                              31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

Authorized :
20,000,000 Equity shares of Rs.5/- each                                    100,000,000       100,000,000
                                                               ========================    ==============

Issued and subscribed :
 12,827,425 (Previous year 12,795,200) Equity shares of
Rs.5/- each fully paid up.                                                  64,137,125        63,976,000

                                                               ------------------------    --------------
                        TOTAL                                               64,137,125        63,976,000
                                                               ========================    ==============


Note: Included in issued and subscribed capital are 2,677,225 (previous year 2,645,000) equity shares represented by 5,354,450 (previous year 5,290,000) ADSs.





SCHEDULE 2: RESERVES & SURPLUS

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                             Rupees                     Rupees                Rupees
---------------------------------------------------------------------------------------    --------------


Securities Premium Account:
As per last balance sheet                        3,408,078,870                             3,408,078,870
Add: Premium on exercise of
stock options                                        3,165,949                                         -
                                 ------------------------------                            --------------
                                                                         3,411,244,819     3,408,078,870

                                                               ------------------------    --------------
                        TOTAL                                            3,411,244,819     3,408,078,870
                                                               ========================    ==============




SCHEDULE  3: UNSECURED LOANS

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

Bank balance overdrawn                                                               -         2,052,377

                                                               ------------------------    --------------
                        TOTAL                                                        -         2,052,377
                                                               ========================    ==============




SCHEDULE 5: Investments (at cost, unquoted)


---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------
Long Term Investments

In wholly owned subsidiary companies
(fully paid-up)

Rediff Holdings, Inc, U.S.A                      1,134,483,000                             1,065,204,000
11,066,667 (Previous year 10,666,667)
Equity shares of USD 0.0001 per share
Less : Provision for dimunition
in value                                           310,183,629                               310,183,629
                                 ------------------------------                            --------------

                                                                           824,299,371       755,020,371

Value Communications
Corporation, U.S.A                                 337,339,190                               337,339,190
12,000,000 equity shares of no
par value
                                                                                           --------------
Less : Provision for dimunition
in value                                           321,983,654                               242,809,814
                                 ------------------------------                            --------------
                                                                            15,355,536        94,529,376


                                                               ------------------------    --------------
                        TOTAL                                              839,654,907       849,549,747
                                                               ========================    ==============




SCHEDULE 6 : SUNDRY DEBTORS

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                            Rupees                      Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

Sundry debtors (unsecured) :


    (a) Outstanding over six                        52,716,990                                44,857,111
months
    (b) Others                                      50,432,183                                41,791,577
                                 ------------------------------                            --------------
                                                                           103,149,173        86,648,688
Less :
Provision                                                                   52,716,990        44,857,111
                                                               ------------------------    --------------
                        TOTAL                                               50,432,183        41,791,577
                                                               ========================    ==============

Note:

1. (a)Considered good                                                       50,432,183        41,791,577
    (b)Considered doubtful                                                  52,716,990        44,857,111
                                                               ------------------------    --------------
                                                                           103,149,173        86,648,688
                                                               ========================    ==============







SCHEDULE 7 : CASH AND BANK BALANCES

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                            Rupees                      Rupees                Rupees
---------------------------------------------------------------------------------------    --------------
1. Cash on hand                                                                 70,761            64,176

2. Bank balances :

   With Scheduled Banks :

   (i) In current accounts                          29,719,832                                 5,423,713

   (ii) In deposit account                         366,000,000                               102,067,363
                                 ------------------------------                            --------------

                                                                           395,719,832       107,491,076
   With others:

   Wells Fargo, Arizona, U.S.A.
   (Formerly Norwest Bank)
   In current account                                  444,416                                   486,420
   (maximum amount outstanding at
   any time during the year
   Rs.486,420/-, previous
   year Rs.143,938,775/-)

   Citibank, New York, U.S.A
   In current account                                    3,199                                    85,669
   (maximum amount outstanding at any
   time during the year Rs.85,669/-,
   previous year Rs.195,006/-)

   Citibank, Jersey
   In deposit account                               44,631,999                               531,171,882
   (maximum amount outstanding at
   any time during the year
   Rs. 531,184,470/-, previous year
   Rs.1087,090,456/-)


                                                               ------------------------    --------------
                                                                            45,079,614       531,743,971
                                                               ------------------------    --------------
                           TOTAL                                           440,870,207       639,299,223
                                                               ========================    ==============





SCHEDULE 8 : LOANS AND ADVANCES

(Unsecured )
---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

1. Due from  subsidiary companies                                           35,334,978        16,289,176

2. Advances recoverable in cash
    or in kind or for value to be received
    -  Interest accrued on fixed deposits                                    8,741,375           721,970
    -  Deposits for premises                                                30,119,700        37,916,700
    -  Deferred costs                                                          194,705         2,987,649
    -  Others                                                               14,400,130        36,266,449


3. Tax deducted at source and Advance tax                                    5,843,068        16,143,154
                                                               ------------------------    --------------
                        TOTAL                                               94,633,956       110,325,098
                                                               ========================    ==============

Notes :
1. (a) Considered good                                                      94,633,956       110,325,098
    (b) Considered doubtful                                                          -                 -
                                                               ------------------------    --------------
                                                                            94,633,956       110,325,098
                                                               ========================    ==============


2. Due from subsidiary companies comprise of the following :
   (a) Rs.3,3851,219/- (Previous year Rs.15,985,603/-) due from India Abroad Publications
Inc.

   (b) Rs.1,483,759/- (Previous year Rs. 303,573/-) due from Value Communications
Corp.





SCHEDULE 9: CURRENT LIABILITIES
---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

Sundry Creditors
- Other than small scale industrial undertakings.                           92,149,105       131,461,331

Income received in advance                                                  17,837,608        11,548,402

Due to subsidiary companies                                                 11,006,756        23,278,894

                                                               ------------------------    --------------
                        TOTAL                                              120,993,469       166,288,627
                                                               ========================    ==============




SCHEDULE 10 : PROVISIONS
---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

For employee benefits                                                        9,833,359         7,783,237

For taxation                                                                 1,745,695         1,762,565

                                                               ------------------------    --------------
                        TOTAL                                               11,579,054         9,545,802
                                                               ========================    ==============




SCHEDULE 11: MISCELLANEOUS EXPENDITURE (to the extent not
                    written off or adjusted)

---------------------------------------------------------------------------------------    --------------
                                                                                               As at
                                                                                            31.03.2003

                                                                        Rupees                Rupees
---------------------------------------------------------------------------------------    --------------

Web site development costs                                                   2,175,416            45,953

Accounting software                                                          2,375,441         3,054,137

                                                               ------------------------    --------------
                        TOTAL                                                4,550,857         3,100,090
                                                               ========================    ==============



                            REDIFF.COM INDIA LIMITED

            Profit & Loss Account for the year ended March 31, 2004.
-------------------------------------------------------------------------------   -----------------
                                                       Schedule                       Previous
                                                         No.                            year


                                                                    Rupees             Rupees
-------------------------------------------------------------------------------   -----------------


INCOME
Operating revenues                                        12       168,498,469         137,990,540

Other income                                              13        32,328,987             640,837
                                                                ---------------   -----------------
                                                                   200,827,456         138,631,377
                                                                ---------------   -----------------

EXPENDITURE

Personnel expenses                                        14        86,621,242          69,308,359

Operating and other expenses                              15       266,378,162         815,769,256

Depreciation                                                        48,767,467          79,378,444
                                                                ---------------   -----------------
                                                                   401,766,871         964,456,059
                                                                ---------------   -----------------

Loss for the year before                                           200,939,415         825,824,682
tax

Provision for wealth tax                                                48,890              65,760
                                                                ---------------   -----------------

Loss after tax                                                     200,988,305         825,890,442

Deficit brought forward from previous year                       1,927,234,386       1,101,343,944
-------------------------------------------------------------------------------   -----------------
Balance carried to balance sheet                                 2,128,222,691       1,927,234,386
-------------------------------------------------------------------------------   -----------------
Basic and Diluted Earnings Per Share (Rs.)                             (15.70)             (64.55)
                                                                ===============   =================


Accounting policies and notes to
balance sheet and profit and loss account                 16

As per our attached report of even date
For Deloitte Haskins &                                 For and on behalf of the board
Sells
Chartered Accountants


P.B.Pardiwalla                         A.Balakrishnan                               Sejal Jaradi
Partner                         Chairman & Managing Director      Director        Company Secretary
Membership No: 40005

Mumbai, India                                          Mumbai, India
Dated:                                                 Dated:


                           REDIFF.COM INDIA LIMITED

Schedules forming part of profit and loss account for the year ended March 31, 2004


SCHEDULE  12 : OPERATING REVENUE

---------------------------------------------------------------    ---------------
                                                                      Previous
                                                                        year

                                                     Rupees            Rupees
---------------------------------------------------------------    ---------------

1. Online Advertising

     - Advertising                     99,279,057                      90,278,222

     - Website Design                                                   6,065,000
                                        2,525,000
                                     -------------                 ---------------
                                      101,804,057                      96,343,222

2. Fee based Services

     - Subscription & SMS based
services                               36,776,875                      17,253,350

     - E-Commerce services (see
note 3)                                29,917,537                      24,393,968
                                     -------------                 ---------------
                                                    66,694,412
                                                                       41,647,318
                                                  -------------    ---------------
                              TOTAL                168,498,469        137,990,540
                                                  =============    ===============





SCHEDULE 13: OTHER INCOME (NET)


---------------------------------------------------------------    ---------------
                                                                      Previous
                                                                        year

                                                     Rupees            Rupees
---------------------------------------------------------------    ---------------

1. Interest on fixed deposits with banks            15,229,519         19,084,810
    (Tax deducted at source Rs.3,448,514/ -,
      previous year Rs.1,097,271/-)

2. Foreign exchange loss (net)                     (21,233,428)       (19,695,444)

3. Excess provision for expenses of earlier years   18,770,000
                                                                        1,028,678

4. Sundry credit balances no longer required        19,461,000
                                                                               -

4. Miscellaneous Income                                101,896            222,793

                                                  -------------    ---------------
                              TOTAL                 32,328,987            640,837
                                                  =============    ===============



SCHEDULE 14: PERSONNEL EXPENSES


---------------------------------------------------------------    ---------------
                                                    Current           Previous
                                                      year              year

                                                      Rupees           Rupees
---------------------------------------------------------------    ---------------

Salaries and allowances                             72,392,488         56,198,954

Retainers expenses                                   6,712,346          5,697,183

Contribution to provident and other funds            3,891,569          4,044,106

Provision for gratuity                                 789,428            532,248

Staff welfare                                        2,835,411          2,835,868

                                                  -------------    ---------------
                              TOTAL                 86,621,242         69,308,359
                                                  =============    ===============



SCHEDULE 15: OPERATING AND OTHER EXPENSES

---------------------------------------------------------------    ---------------
                                                    Current           Previous
                                                      year              year

                                                     Rupees            Rupees
---------------------------------------------------------------    ---------------

Content Costs                                       10,244,759         19,900,637

Merchandizing - Direct Costs                        11,048,835         13,035,503

Subscription expenses                                4,687,154         12,115,902

Bandwidth Expenses                                  28,946,241         27,976,886

Software & product development expenses             18,270,448         26,746,806

Advertising, business promotion and market          12,413,826         37,598,427
research

Rent, Rates and Taxes                               18,872,438         17,814,684

Electricity                                          3,734,360          3,897,830

Insurance                                           13,658,944         19,067,052

Traveling  &  conveyance                             9,066,255         17,873,625

Telecommunication Charges                            5,194,397          6,303,467

Repairs and Maintenance - fixed assets and others    6,207,702          8,144,023

Legal & Professional Charges                        15,755,482         20,954,132

Domain Registration Charges                          2,533,804          1,864,750

Provision for doubtful debts and advances            7,859,879          7,075,462

Provision for investments in subsidiary Companies   79,173,841        552,993,443

Amortization of non - compete consideration etc.             -          1,959,667

Amortization of web site development costs             140,537          1,989,464

Amortization of accounting software                    678,696            339,348

Loss on sale of fixed assets (net)                   1,355,624            385,451

Interest on overdrawn bank balances                     43,287           198,395

Interest - Others                                            -          1,656,083

Bank Commission                                      2,183,138          2,044,913

Recruitment Expenses                                 2,717,658          1,166,298

Miscellaneous Expenses                              11,590,858         12,667,008

                                                  -------------    ---------------
                              TOTAL                266,378,162        815,769,256
                                                  =============    ===============



                            REDIFF.COM INDIA LIMITED

        Schedules forming part of the balance sheet as at March 31, 2004.

Schedule 4: Fixed Assets


                                           Leasehold          Furniture &
                                          Improvements         Fixtures      Office Equipment  Computer Equipment
                                      -------------------  ----------------- ----------------- --------------------
Cost as at April 1, 2003                       8,525,890         15,225,323        10,489,205          246,689,136

Additions                                              -          1,296,446           915,851           16,089,807

Deductions                                             -             59,701           147,498            5,727,962
                                      -------------------  ----------------- ----------------- --------------------
Total as at March 31, 2004                     8,525,890         16,462,068        11,257,558          257,050,981

Depreciation upto March 31, 2004               5,651,053          7,097,622         4,197,431          236,406,764
                                      -------------------  ----------------- ----------------- --------------------

Net value as at March 31, 2004                 2,874,837          9,364,446         7,060,127           20,644,217
                                      -------------------  ----------------- ----------------- --------------------

Net value as at March 31, 2003                 4,295,986          9,501,991         7,417,367           47,651,501
                                      -------------------  ----------------- ----------------- --------------------

Depreciation for the year                      1,421,149          1,386,288         1,149,969           43,052,947
                                      -------------------  ----------------- ----------------- --------------------


(TABLE CONTINUED)


                                           Vehicles           Total       As at March 31, 2003
                                      -----------------  ---------------- --------------------

Cost as at April 1, 2003                    13,643,267       294,572,821       285,249,9??

Additions                                    2,835,596        21,137,700        13,397,976

Deductions                                   4,531,208        10,466,369         4,075,131
                                      -----------------  ----------------   --------------
Total as at March 31, 2004                  11,947,655       305,244,152       294,572,821

Depreciation upto March 31, 2004             3,819,366       257,172,236       215,908,516
                                      -----------------  ----------------   --------------

Net value as at March 31, 2004               8,128,289        48,071,916        78,664,305
                                      -----------------  ----------------   --------------

Net value as at March 31, 2003               9,797,460        78,664,305       146,713,280
                                      -----------------  ----------------   --------------

Depreciation for the year                    1,757,114        48,767,467        79,378,444
                                      -----------------  ----------------   --------------


                           REDIFF.COM INDIA LIMITED

SCHEDULE 16: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

A.   ACCOUNTING POLICIES

1.   Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention in accordance with accounting principles generally accepted in India ("Indian GAAP") and the provisions of the Companies Act, 1956.

2.   Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Differences between actual results and estimates are recognised in the periods in which the results materialize or are known.

3.   Revenue recognition

          Revenues comprise of revenues from online advertising and fee based services. Online advertising includes advertisement and sponsorships and designing and managing customers' websites. Fee based services include e-commerce, subscription services and wireless short messaging services. E-commerce revenues primarily comprise of commission earned on sale of items to customers who shop online while subscription services comprise of subscriptions received for using e-mail, matchmaker and other subscriber services. Wireless short messaging services include revenues derived from mobile operators based on value added text messages received and sent by mobile subscribers over their mobile phones.

     Online advertising

         Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided, and, income earned from designing and managing customers' websites.

         Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.

         The Company also earns revenues on sponsorship contracts for fees relating to the design, coordination, and integration of the customers' content, which is recognized ratably over the term of the contract.

         Website development services principally comprise services relating to the designing of graphics, layout, artwork and content of the client's website. Revenue from such services on large contracts that take relatively longer periods of time to complete are recognized upon completion of milestones specified in the contract. At each such milestone, the services are either billed or billable, and as they relate to completed work, are earned. Revenue from such services on contracts that take relatively shorter periods of time is recognized on completion of the entire contract. During fiscal 2003 and 2004, such short-term contracts constituted substantially all of these services.

     Fee based services

         E-commerce revenue primarily consists of commission from the sale of books, music, apparel, confectionery, gifts and other items to retail customers who shop at the Company's online store.

         The Company operates under a "marketplace" business model for its e-commerce activities. Under this model, customers directly place orders with vendors through the Company's website. When an order is placed, the Company informs the vendor through an intranet and also confirms whether payment has already been collected by the Company through credit card/ debit card or checks, or whether the payment is to be made by the customer on C.O.D basis. The vendor then dispatches the products to the customers. The vendor sends a monthly summary of the transactions executed during the month for which the Company has collected payments on its behalf. The Company makes payment to the vendor after deduction of its share of margin and costs. The Company recognizes as revenues the commission earned on these transactions. Accordingly, the presentation of the consolidated statement of operations reflects the cost of goods and cost of revenues separately.

         Revenues from E-commerce services also include fees charged to vendors for creating, designing and hosting the vendors' product information on the Company's website. Such fees are amortized over the hosting contract period.

         Subscription service revenues primarily include income from various paid email service products that cater to a cross section of the Company's registered user base. The revenue for subscription based service products is recognized ratably over the period of subscription. Corresponding costs in the form of gifts, courier charges and cost of free SMS for promotion of certain subscription based service products are amortized over the period of the subscription.

         Subscription revenues are also derived from providing value added short messaging services such as e-mail and other related products to mobile phone users. The Company contracts with third party mobile operators for sharing revenues from these services. SMS based revenues are recognized when the service is performed.

4.   Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

             Furniture and fixtures..........................    10 years
             Computer equipment.............................. 3 to 5 years
             Office equipment................................    10 years
             Vehicles........................................     8 years
             Leasehold improvements..........................     6 years

         Individual assets costing less than Rs.5,000 are depreciated in full in the year of acquisition.

5.   Deferred revenue expenditure

         Costs incurred in the operations stage that provides additional functions or features to the Company's website are deferred and amortized over their estimated useful life of two years. Maintenance expenses or costs that do not result in new features or functions are expensed as product development costs, when incurred.

         Expenses incurred in connection with the Company's implementation of a new accounting software is deferred and amortized over its estimated economic useful life of five years.

6.   Investments

         Investments classified as long-term investments are stated at cost. Provision is made to recognize a decline, other than temporary, in the value of such investments.

         Cost of trade investments representing equity shares comprises of purchase cost and duties related to the purchase. Cost of investments in wholly owned subsidiaries comprise of purchase cost as increased by legal fees, due diligence fees and other direct expenses connected with such acquisition. Additional consideration for the acquisition of equity shares payable in subsequent years on the resolution of certain contingencies is debited to the cost of the investments in the year in which the contingent payments crystallize.

7.   Employee retirement benefits

     Gratuity

         The Company provides for gratuity, an unfunded defined benefit retirement plan covering all its employees, based on third-party actuarial valuations. This plan provides for a lump-sum payment to be made to vested employees at retirement or termination of employment in an amount equivalent to 15 days salary, payable for each completed year of service. These gratuity benefits vest upon an employee's completion of five years of service. The gratuity valuation is made at each year-end and the incremental liability over the previous year is provided for in the accounts.

     Provident Fund

         Employees and the Company each contribute at the rate of 12% of salaries to a provident fund maintained by the Government of India for the benefit of employees. The provident fund is a defined contribution plan. Accordingly, the Company expenses such contributions to operations as incurred.

     Leave Encashment

         Provision for leave encashment is computed on the basis of last drawn salary for the unavailed leave balance to the credit of the employees at the year-end and is charged to the Profit and Loss Account.

8.   Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

          Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

         Non-monetary items such as investments denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

9.   Stock based compensation

         The compensation cost of stock options and awards granted to officers, employees and retainers in full time service of the Company is measured by the difference between the estimated fair value of the Company's shares on the date of grant or award and the exercise price to be paid by the option holders. The compensation cost of stock options and awards granted to associates of the Company is measured using the Black-Scholes model.

         The compensation expense is amortized uniformly over the vesting period of the options.

10.  Earnings per share

         The Company reports basic and diluted earnings per share in accordance with Accounting Standard 20 on Earnings Per Share. Basic earnings per share is computed by dividing the net loss for the year by the weighted average number of equity shares outstanding during the year. Diluted earnings per share is computed by dividing the net loss for the year by the weighted average number of equity shares outstanding during the year as adjusted for the effects of all dilutive potential equity shares, except where the results are anti-dilutive.

11.  Income taxes

         Income taxes are accounted for in accordance with Accounting Standard
     - 22, Accounting for Taxes on Income. Income taxes comprise both current and deferred tax.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws.

         The tax effect of the timing differences that result between taxable income and accounting income and are capable of reversal in one or more subsequent periods are recorded as a deferred tax asset or deferred tax liability. Deferred tax assets and liabilities are recognized for future tax consequences attributable to timing differences. They are measured using the substantively enacted tax rates and tax regulations. The carrying amount of deferred tax assets at each balance sheet date is reduced to the extent that it is no longer reasonably certain that sufficient future taxable income will be available against which the deferred tax asset can be realized.

12.  Leases

         Operating Lease rentals are expensed with reference to lease terms and conditions.

13.  Securities / Share issue expenses

         Securities / Share issue expenses are written off to Securities / Share premium account.

14.  Contingent Liabilities

         These are disclosed by way of notes on the balance sheet. Provision is made in the accounts in respect of those liabilities, which are likely to materialize after the year-end, till the finalization of accounts and having a material effect on the position stated in the balance sheet.

B. NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1.   Organization and Business

         Rediff.com India Limited ("the Company") was incorporated in India on January 9, 1996, under the Indian Companies Act, 1956. It was converted to a public limited Company on May 29, 1998. On June 14, 2000, the Company listed its ADSs on NASDAQ through an initial public offering. On June 24, 2002, the Company's ADSs ceased to be listed on the NASDAQ National market and were listed instead on the NASDAQ Small Cap market.

         In February 2001, the Company established Rediff Holdings, Inc ("RHI"), a Delaware Corporation, as a wholly owned subsidiary to act as a holding company for some of its investments in the United States of America. On February 27, 2001, RHI acquired thinkindia.com Inc ("thinkindia") which provides the Company with technology, marketing and content support in the United States. In March 2001, the Company acquired Value Communications Corporation ("Valucom"), an Illinois Corporation that provides internet-based marketing of prepaid long distance service in the United States. On April 27, 2001, RHI acquired India Abroad Publications, Inc ("India Abroad"), an offline and online news company.

         The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger, e-commerce, broadband wireless content and wireless short messaging services to cellular phone subscribers in India.


                                                                                 Previous
                                                                                   year
                                                                    Rs.           (Rs.)
                                                                ----------    -----------


2.   Estimated amount of contracts remaining to be executed
     on capital account and not provided for................       212,500       1,640,090


3.   Investments write-off and provisioning:

         During the year ended March 31, 2003, the Company made impairment provisions to recognize the other-than-temporary decline in the value of its investments in its subsidiary companies, viz. Rediff Holdings, Inc
     (USA) and Value Communications Corporation (USA) amounting to Rs.310,183,629 and Rs.242,809,814, respectively.

         On April 8, 2004, the Company's subsidiary Valucom entered into an agreement to sell its phone card business in the United States to Worldquest Networks, Inc. for a consideration of US$ 500,000. Accordingly, the Company has computed a further impairment provision amounting to Rs. 79,173,841 as an other-than-temporary decline in the value of its investment in Valucom. The remaining carrying value of the Company's investment in Valucom at March 31, 2004, amounting to Rs. 15,355,536, approximates the carrying value of the net assets of Valucom.

4. The Company recognizes as revenues the net margins earned on e-commerce transactions. Hence requirements as to quantitative information are not applicable.

5.   Earnings in foreign exchange:


                                                                                 Previous
                                                                                   year
                                                                    Rs.           (Rs.)
                                                                ----------    -----------


          (i)    E-Commerce services (net)..................       5,653,787     5,744,396
         (ii)    Media services.............................      10,310,060     3,023,002
         (iii)   Interest received on deposits with banks...       2,138,576    10,087,237
                                                               -------------- -------------
                                                                  18,102,423    18,854,635
                                                               ============== =============


6.   Expenditure in foreign currency (on accrual basis) on account of:


                                                                                 Previous
                                                                                   year
                                                                    Rs.           (Rs.)
                                                                ----------    -----------

          (i)    Professional charges........................    3,179,823      4,528,057
         (ii)    Other matters...............................   12,002,087     13,444,636
                                                              -------------  ------------
                                                                15,181,910     17,972,693
                                                              =============  ============



7.   Payment to auditors (net of service tax):


                                                                                 Previous
                                                                                   year
                                                                    Rs.           (Rs.)
                                                                ----------    -----------


          (i)  Statutory audit fees...........................     300,000     300,000
                                                                -----------   ---------
         (ii)  As adviser, or in any other capacity in respect of:
               (a)  Tax audit fees............................     100,000     100,000
               (b)  Taxation Matters..........................     300,000     300,000
               (c)  In any other manner.......................   1,940,000   2,325,000
                    (US GAAP audit, quarterly reviews,
                     certification work, etc.)
                                                                 ---------   ---------
                                                                 2,340,000   2,725,000
                                                                 ---------   ---------

        (iii)  As expenses...................................       18,534      12,695
                                                                 ---------   ---------
                                                                 2,658,534   3,037,695
                                                                 =========   =========



8.   Stock Option Plans


     Employee Stock Option and Associate Stock Option Plans (1999)

         On February 22, 1999, the Company approved the Employee Stock Option Plan 1999 ("1999 ESOP") and the Associate Stock Option Plan 1999 ("1999 ASOP") (collectively "Option Plans") which cover present and future employees, retainers in full time service of the Company and certain associates of the Company. The 1999 ESOP and 1999 ASOP have similar terms. Under the terms of the 1999 ESOP, a committee of the board may award stock options to eligible employees in the form of warrants. Such options vest at the rate of 25% on each successive anniversary of the grant date, until fully vested. Under the terms of the 1999 ASOP, a committee of the board may award stock options to eligible associates in the form of warrants. Such warrants vest at the rates set forth in each warrant.

         Each allotted warrant carries with it the right to purchase a specified number of the Company's equity shares at the Exercise Price during the exercise period, which expires five years from the date of grant.

         The Exercise Price is determined by the awarding committee, and is intended to be at least the fair value of the company's equity shares on the date of the grant.

         Under the Option Plans, the Company has reserved 280,000 equity shares for the 1999 ESOP and 198,000 equity shares for the 1999 ASOP respectively. The Option Plans also permit the board of directors to reserve additional warrants under either plan to be issued to eligible parties on such terms and conditions as may then be decided by the board at its absolute discretion.

         The Company has computed compensation cost for options granted to associates during the year using the Black-Scholes model and accordingly recognized a cost of Rs.19,500.

         Activity in the warrants available to be granted under the 1999 ESOP is as follows:


                                                                            Shares available to be
                                                                              granted as options
                                                                              Years ended March 31,
    Employee Stock Option Plan 1999:                                            2004          2003
                                                                                ----          ----


    Warrants available to be granted, beginning of year................       18,250         5,350
    Options granted....................................................       (7,500)            -
    Forfeited..........................................................       22,975        12,900
                                                                              ------        ------
    Warrants available to be granted, end of year......................       33,725        18,250
                                                                              ------        ------



         Activity in the warrants of the 1999 ESOP for the years ended March 31, 2004 and 2003 is as follows:


                                                    Year Ended March 31, 2004   Year Ended March 31, 2003
                                                    -------------------------   --------------------------
                                                      Shares       Weighted      Shares         Weighted
                                                    arising out    Average      arising out     Average
                                                     of options    Exercise     of options      Exercise
                                                                    price                        price
                                                    ------------------------------------------------------


      Outstanding at the beginning of the year.....  261,750       Rs. 308        274,650       Rs. 318
      Granted......................................    7,500       Rs. 474              -             -
      Forfeited....................................  (22,975)      Rs. 444        (12,900)      Rs  524
                                                     -------       -------        -------       -------
      Outstanding at the end of the year...........  246,275       Rs. 300        261,750       Rs. 308
                                                     -------       -------        -------       -------

         Activity in the warrants available to be granted under the 1999 ASOP is as follows:


                                                                               Shares available to
                                                                                    be granted
                                                                               Years ended March 31,
     Associate Stock Option Plan 1999:                                           2004          2003
                                                                                 ----          -----


     Warrants available to be granted, beginning of year................       109,650       137,650
     Options granted....................................................             -       (28,000)
                                                                              ---------      --------
     Warrants available to be granted, end of year......................       109,650       109,650
                                                                              ---------      --------


         Activity in the warrants of the 1999 ASOP for the years ended March 31, 2004 and 2003 is as follows:


                                                   Year ended March 31, 2004    Year ended March 31, 2003
                                                   -------------------------    -------------------------

                                                      Shares       Weighted        Shares       Weighted
                                                   arising out     Average      arising out     Average
                                                    of options     exercise     of options      Exercise
                                                                    price                        price


     Outstanding at the beginning of the year...     88,350       Rs. 446          60,350      Rs.  601
     Granted....................................          -             -          28,000      Rs.  109
                                                     ------      --------          ------      --------
     Outstanding at the end of the year.........     88,350      Rs.  446          88,350      Rs.  446
                                                     ------      --------          ------      --------



     2000 and 2002 Stock Option Plans

         In February 2000 and January 2002, the Company's board of directors approved the 2000 Stock Option Plan ("2000 plan") and 2002 Stock Option Plan ("2002 Plan") respectively, which provide for the grant of incentive stock options and non-statutory stock options to the Company's employees. All options under these plans are exercisable for the ADSs of the Company. Unless terminated sooner, these plans will terminate automatically in February 2010 and January 2012 respectively. A total of 80,000 and 280,000 of the Company's equity shares are currently reserved for issuance pursuant to 2000 and 2002 plan, respectively.

         There have been no grants made under the 2000 plan. Under the terms of the 2002 plan, the board or a committee or a sub-committee of the board will determine and authorize the grant of options to eligible employees. Such options vest at the rates set forth in each award. Each option grant carries with it the right to purchase a specified number of the Company's ADSs at the exercise price during the exercise period, which expires ten years from the date of grant. The exercise price is determined by the board (or a committee or a sub-committee of the board) and shall be no more than 110% of the fair market value and no less than 50% of the fair market value on the date of the grant.

         For the 2002 plan, the Company had, during the year ended March 31, 2003, obtained necessary approvals from regulators in India. During the year ended March 31, 2004, the Company made appropriate filings with the United States Securities and Exchange Commission prior to the first exercise date of the options granted under the 2002 plan.

         Activity in the warrants available to be granted under the 2002 plans is as follows:


                                                              Shares available to be granted as options
                                                              Years ended March 31,
                                                              ---------------------

ADR linked Employee Stock Option Plan 2002:                           2004         2003
                                                                      ----         ----


Warrants available to be granted, beginning of year.........        59,500        280,000
Options granted.............................................      (116,000)      (220,500)
Forfeited...................................................        69,250             --
                                                                    ------         -------
    Warrants available to be granted, end of year...........        12,750         59,500
                                                                    ======         ======


         Activity in the warrants of the 2002 plan for the years ended March 31, 2004 and 2003 are as under:


                                                   Year ended March 31, 2004    Year ended March 31, 2003
                                                   -------------------------    -------------------------
                                                      Shares       Weighted        Shares        Weighted
                                                   arising out     average      arising out      average
                                                    of options    exercise       of options     exercise
                                                                    price                         price


     Outstanding at the beginning of the year...      220,500       Rs. 109           --               --
     Granted....................................      116,000       Rs. 360      220,500          Rs. 109
     Forfeited..................................      (69,250)      Rs. 109           --               --
     Exercised..................................      (32,225)      Rs. 109           --               --
                                                     ---------      --------     --------         --------
     Outstanding at the end of the year.........      235,025       Rs. 233      220,500          Rs. 109
                                                     ---------      --------     --------         --------


9.   Balance of unutilized monies raised by issue of ADSs

         The Company has maintained the balance of unutilized monies raised by issue of ADSs aggregating to Rs.411,079,614 at March 31, 2004 as follows:

         a) In foreign currency deposit and current accounts with various banks outside India amounting to Rs. 45,079,614, and

         b) In Rupee denominated deposit and current accounts with a scheduled bank in India amounting to Rs. 366,000,000.

         These amounts include the interest income which was received on bank deposits and reinvested as deposits with the bank.

         These monies relate to the funds raised by the Company through its Initial Public offering on the NASDAQ in the United States of America in June 2000. The Company has used these funds and will use the remainder of such funds for the purposes as stated in its prospectus filed with the United States Securities and Exchange Commission.

10.  Operating leases

         The Company leases office space and residential apartments for employees under various operating leases. Operating lease expense that has been included in the determination of the net loss are as follows:


                                                                                          Previous year
        Particulars                                                        Rs.                 Rs.
      ----------------------------------------------------           ---------------      -------------


        Office Premises.................................                 11,398,240        10,955,234
        Residential flats for accommodation of
        employees.......................................                  5,216,445         5,848,334
        Telecom Leased lines............................                 23,174,454        27,272,067
                                                                        ------------      -----------
           Total                                                         39,789,139        44,075,635
                                                                        ============      ===========


         These lease agreements are executed for a period ranging between 3 - 60 months with a renewable clause and also provide for termination at will by either party by giving a prior notice period between 1 - 3 months except in the case of agreement for office premises which can be terminated only by the Company.

         The minimum annual rental commitments under non-cancelable operating leases that have initial or remaining terms in excess of one year are as follows:


     Years ended March 31,                                   Amount in Rs.
     ---------------------                                   -------------

        2005...........................................       14,656,215
        2006 and thereafter............................        4,584,000
                                                              ----------
               Total payments..........................       19,240,215
                                                              ----------

11.  Deferred tax

         The tax effects of significant temporary differences that resulted in deferred tax liabilities and assets at March 31, 2004 and 2003 are as follows:


                                                                                        At March 31,
                                                                         Rs.             2003 (Rs.)
                                                                    --------------    --------------


     Deferred tax liabilities
     Amortization of website development and other costs.....         (84,843)           (16,468)
                                                                    --------------    --------------
     Deferred tax assets (Recognized to the extent of the
     deferred tax liabilities and which qualifies for
     offsetting).............................................          84,843             16,468
                                                                    --------------    --------------
     Net Deferred Tax liability                                             -                 -
                                                                    ==============    ==============


         The items that could have resulted in deferred tax assets mainly include the net operating loss and unabsorbed depreciation carry-forwards, retirement benefits and provisions for bad and doubtful debts. Such deferred tax assets have not been recognized since there is no certainty that sufficient future taxable income will be available against which such deferred tax assets can be realized.

         The Company's net operating loss carry forwards aggregating approximately Rs. 1182 million will expire between April 1, 2004 and March 31, 2012.

12.  Earnings (Loss) per Share (EPS)


                                                                               Y.E. March         Previous
                                                                                31, 2004            Year
                                                                             -------------      ------------


     A.  Net loss attributable to equity shareholders (Rs.)...........        (200,988,307)     (825,890,442)
                                                                             --------------     -------------

     B.  Weighted average number of equity shares outstanding during
         the year....................................................           12,799,997        12,795,200

     C.  Effects of dilutive potential equity share equivalents
         (Stock options).............................................              319,542            29,145
                                                                             -------------       ------------
     D.  Weighted average number of equity shares and potential
         equity share equivalents outstanding........................           13,119,539        12,824,345
                                                                             -------------       ------------

     E.  Nominal value of Equity Shares (Rs.)........................                 5.00              5.00
                                                                              -------------      ------------
         Basic and diluted Earnings Per Share (Rs.) (A / B).........                (15.70)           (64.55)
                                                                              =============      ============

         Note: In calculating the earnings per share, the effect of dilution is ignored since results are anti-dilutive.

13.  Contingencies

     Litigation

         a) On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters (the "Underwriter defendants") in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of Khanna v. Rediff.com India Ltd. et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in Khanna allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna Action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations. All the cases have been consolidated before a single judge in the United States District Court for the Southern District of New York.

         On May 11, 2001, the Company received from the Underwriter defendants a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law. At the time of the IPO, the Company purchased Directors & Officers Liability Insurance, ("the D&O Policy"), providing coverage against federal securities law claims. The D&O Policy includes coverages for the Company's cost of defending the class action lawsuit, indemnification liabilities to its officers and directors, and indemnification liabilities to the Underwriter defendants. The coverage of the D&O Policy is denominated in Indian Rupees, but the policy proceeds are payable in United States dollars. The face amount of the D&O Policy is approximately Rs. 894,150,000. The proceeds of the D&O Policy available to satisfy any judgment against the Company, or any judgment against persons whom the Company is obligated to indemnify, will be reduced by the amount of the legal fees and associated expenses in the defense of the Company, the individual defendants and the underwriters which are paid from the D&O Policy. The coverage of the D&O Policy for the payment of legal fees, cost of defense and judgment, if any, is subject to a retention of approximately Rs. 11,244,000, which must be satisfied by the Company before the D&O Policy proceeds would be available to the Company.

         During the year ended March 31, 2002, the Company recorded a recoverable from the Insurance carrier of U.S.$ 67,955 paid by the Company towards legal fees in excess of the self-insured retention for this case. The insurance carriers have informed the Company that this amount would be paid on the settlement of the cases. The D&O Policy contains various exclusions, which, if met, may result in the denial of insurance coverage. The Company has been advised by the insurance carriers who wrote the D&O Policy that they are not currently aware of any facts or circumstances that would cause any of the exclusions to apply, but that the carriers have reserved their rights to claim that the exclusions do apply if any such facts or circumstances come to their attention.

         On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of Shives et al v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in Shives allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to Section 1 of the U.S. Sherman Antitrust Act of 1890, as amended, Section 4 of the Clayton Antitrust Act of 1914, as amended, and Section 10(b) of the Securities Exchange Act of 1934 (and Rule 10(b)-5 promulgated thereunder) against the underwriter defendants. The plaintiffs further allege that the issuer defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act of 1933 and Securities Exchange Act of 1934 and Rule 10(b)-5 promulgated thereunder, by concealing or failing to disclose the compensation earned by the underwriter defendants in the initial public offerings. As against the Company and its officers and directors, the Compliant defines a "Rediff.com Sub-class" consisting of all persons who purchased common stock of Rediff.com India Limited from the time of the IPO through April 4, 2001 and seeks unspecified damages. This case has been consolidated with several hundred other similar cases filed against other issuers who had IPOs in 2000 and 2001.

         On November 24, 2003, plaintiffs' counsel in the Shives and Khanna cases filed a single Consolidated Amended Securities Class Action Complaint ("Consolidated Complaint") which incorporates the material allegations from the Shives and Khanna cases. On January 30, 2004, the Company and its officers and directors filed a motion to dismiss the Consolidated Complaint. The Underwriter Defendants filed a separate motion to dismiss. The motions are currently being briefed by the parties.

         The Company believes that the allegations in the Khanna Action and its related cases, and in the Shives Action are without merit and intends to defend the lawsuits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action law suits result in substantial judgments against the Company and the Company's Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company's financial position and its results of operations.

         b) Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which purportedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint. The directors have presently been exempted from personal appearance. The directors are filing an application for discharge of the complaint before the Magistrate.

     Other contingencies

         The Income Tax authorities in India have returned disallowances of certain expenses claimed by the Company for certain years and have also levied penalties on some of those disallowances. The amounts of the penalties are not quantifiable at present and the Company has lodged appropriate appeal proceedings with the relevant income tax authorities. The Company expects to prevail in the appellate proceedings.

         The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

14.  Comparatives

         Comparative financial information is presented in accordance with the 'corresponding figures' financial reporting framework set out in Auditing and Assurance Standard 25 on Comparatives issued by the ICAI. Accordingly, amounts and other disclosures for the preceding period are included as an integral part of the current period financial statements, and are to be read in relation to the amounts and other disclosures relating to the current period. Amounts of the previous period are regrouped and reclassified wherever necessary to correspond to amounts of the current financial period.


     As per our attached report of even date
     For Deloitte Haskins & Sells               For and on behalf of the board
     Chartered Accountants



     P.B. Pardiwalla        Ajit Balakrishnan                            Sejal Jaradi
     Partner                Chairman & Managing Director     Director
     Membership no: 40005                                                Company Secretary

     Mumbai, India          Mumbai, India

     Dated:                 Dated:


                            REDIFF.COM INDIA LIMITED

ADDITIONAL INFORMATION AS REQUIRED UNDER PART IV OF SCHEDULE VI.


Balance Sheet Abstract and Company's General Business Profile

(I) Registration Details
                                _________               _________
    Registration No.-TAX ID No | 96077   |  State Code |   11    |
                               -----------              ---------

                             -----------------------
    Balance Sheet Date      |       31/03/2004      |
     (dd/mm/yy)              -----------------------



(II) Capital raised during the year (Amount in Rs. Thousands)

                   Public Issue                     Rights Issue
           -----------------------------    ---------------------------
          |           Nil               |  |             Nil           |
           -----------------------------    ---------------------------

                    Bonus Issue                   Private Placement
           -----------------------------    ---------------------------
          |           Nil               |  |             Nil           |
           -----------------------------    ---------------------------

(III) Position of Mobilization and Deployment of Funds (Amount in Rs. Thousands)

                Total Liabilities                   Total Assets
           -----------------------------    ---------------------------
          |       3,475,424             |  |         3,475,424         |
           -----------------------------    ---------------------------


Sources of Funds

                 Paid - up Capital              Reserves & Surplus
           -----------------------------    ---------------------------
          |           64,137            |  |         3,411,245         |
           -----------------------------    ---------------------------


                  Secured Loans                   Unsecured Loans
           -----------------------------    ---------------------------
          |           Nil               |  |             Nil           |
           -----------------------------    ---------------------------

Application of Funds

                  Net Fixed Assets                  Investments
           -----------------------------    ---------------------------
          |           49,632             |  |          839,655         |
           -----------------------------    ---------------------------


                Net Current Assets              Misc. Expenditure
           -----------------------------    ---------------------------
          |         453,364             |  |           4,551           |
           -----------------------------    ---------------------------


                Accumulated Losses
           -----------------------------
          |          2,128,223          |
           -----------------------------


(IV) Performance of Company (Amount in Rs. Thousands) for the year ended March 31, 2004.

                    Turnover                      Total Expenditure
           -----------------------------    ---------------------------
          |         168,498             |  |           401,767         |
           -----------------------------    ---------------------------


                    Profit / Loss Before Tax  $       Profit / Loss After Tax $
                                      _________                _________
                  +              -   | 200,939 |  +        -  | 200,988 |
                  -------------------|-----------------------------------
                 |               X   |         |           X  |
                  -------------------           -------------


             Earnings (Loss) per share              Dividend @ %
           -----------------------------    ---------------------------
          |       Rs (15.70)            |  |             Nil           |
           -----------------------------    ---------------------------


(V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)


                                    -----------------------------------------
         Item Code No. ( ITC )     |  N/A                                    |
                                    -----------------------------------------
         Product Description       | Online Advertising & Fee based services |
                                    -----------------------------------------



                                           FOR AND ON BEHALF OF THE BOARD



              AJIT BALAKRISHNAN                            SEJAL  JARADI
              Chairman & Managing Director    Director     Company Secretary



              MUMBAI, INDIA

              Dated:

                                                India Abroad Publications Inc.



BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

Patkar & Pendse
India


                               Directors' Report

The Directors present India Abroad Publications Inc.'s audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

India Abroad Publications Inc., a weekly newspaper-publishing unit is a subsidiary of Rediff Holdings Inc., (`Rediff Holdings') which in turn is a wholly owned subsidiary of Rediff.com India Limited. (`Rediff.com').

India Abroad primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of weekly newspaper distributed primarily in the USA & Canada. India Abroad was taken over by Rediff Holdings on April 28, 2001 by acquiring more than 95% of the outstanding voting shares of India Abroad Publications, Inc. Together with this acquisition of India Abroad Publications, Rediff.com also acquired two wholly-owned subsidiaries of India Abroad Publications - India in New York, Inc. and India Abroad Publications (Canada), Inc.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 5,226,350/-.Gross Profit (before depreciation, amortisation, impairment write down and taxes) is US $ 715,928 /-. After giving effect to other adjustments, the net profit of US $ 632,980/- was carried to Balance Sheet.



DIVIDENDS

No dividends will be distributed for year ended March 31, 2004


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:
- Select suitable accounting policies, from time to time, and then apply them consistently; - Make judgments and estimates that are reasonable and prudent; - State whether applicable accounting standards have been followed; and - Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                             REPORT OF THE AUDITORS


The Board of Directors,
India Abroad Publications (Canada) Inc.


We have audited the attached Balance Sheet of INDIA ABROAD PUBLICATIONS (CANADA) INC., a Company incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further, we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 11 to the Accounts.

(d) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

   ii. in the case of Profit and Loss Account, of the loss of the Company for the year ended on that date.

                                                            For Patkar & Pendse
                                                          Chartered Accountants



                                                                   B.M. Pendse
                                                                       Partner
                                                                   M.No. 32625

Place:  Mumbai
Date:  29th June, 2004


                                              REDIFF HOLDINGS INC

                                       BALANCE SHEET AS AT MARCH 31, 2004.

-----------------------------------------------------------------------------------------------------------------------
                                                           Schedule              As at                     As at
                                                             No.               31.3.2004                 31.03.2003
                                                                                 US $                       US $
-----------------------------------------------------------------------------------------------------------------------

I. SOURCES OF FUNDS

Shareholders' funds :

Share Capital                                                 1                      1,107                       1,067

Reserves & surplus
Securities premium                                                              23,998,893                  22,494,875
                                                                     ----------------------   -------------------------
                                                 TOTAL                          24,000,000                  22,495,942
                                                                     ======================   =========================

II. APPLICATION OF FUNDS

FIXED ASSETS :                                                2

Gross Block                                                                         35,029                      14,246
Less : Depreciation                                                                 11,676                           -
                                                                     ----------------------   -------------------------
Net Block                                                                           23,353                      14,246

INVESTMENTS                                                   3                 15,622,212                  15,622,212

CURRENT ASSETS, LOANS AND ADVANCES :
CURRENT ASSETS :
Cash and bank balances                                        4                      9,803                     279,463
Loans and advances                                            5                  5,424,630                   4,697,996
                                                                     ----------------------   -------------------------
                                                                                 5,434,433                   4,977,459
LESS : CURRENT LIABILITIES AND PROVISIONS :
Liabilities                                                   6                     81,642                     214,646
                                                                     ----------------------   -------------------------
NET CURRENT ASSETS                                                               5,352,791                   4,762,813

PROFIT AND LOSS ACCOUNT                                                          3,001,644                   2,096,671
                                                                     ----------------------   -------------------------
                                              TOTAL                             24,000,000                  22,495,942
                                                                     ======================   =========================

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                     9                         -                           -

As per our attached report of even date
PATKAR & PENDSE                                                      FOR AND ON BEHALF OF THE BOARD
Chartered Accountants


B.M. PENDSE                                                          A. BALAKRISHNAN
Partner                                                              Director
M. No. 32625


MUMBAI, INDIA                                                        MUMBAI, INDIA
Dated:  29th June, 2004                                              Dated:  29th June, 2004




                                        REDIFF HOLDINGS INC.

           SCHEDULES 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT
           ------------------------------------------------------------------------------
                                 FOR THE YEAR ENDED 31ST MARCH, 2004
                                 -----------------------------------


---------------------------------------------------------------------------------------------------
                                                         As at                        As at
                                                      31.03.2004                    31.03.2003

                                                          US $                         US $
---------------------------------------------------------------------------------------------------

SCHEDULE  1 : CAPITAL

AUTHORIZED :
11,333,000 equity shares @ $ 0.0001                            1,134                         1,134
                                                   ==================           ===================

Issued and subscribed :
11,066,667 (P.Y. 10,666,667) equity shares                     1,107                         1,067
@ $ 0.0001 par value
                                                   ------------------           -------------------
                                TOTAL                          1,107                         1,067
                                                   ==================           ===================


                                       REDIFF HOLDINGS INC

         SCHEDULES 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT
         ------------------------------------------------------------------------------
                               FOR THE YEAR ENDED 31ST MARCH, 2004
                               -----------------------------------


SCHEDULE 2 : FIXED ASSETS
                                                                                    (US$)
------------------------------------------------------------------------------------------------

                                          Software      Computer       Total   As at March 31,
                                                        Equipment                   2003
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Cost as at April 1, 2003                    7,124        7,122        14,246               -
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Additions                                  20,783            -        20,783          14,246
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Deductions                                      -            -             -               -
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Total as at March 31, 2004                 27,907        7,122        35,029          14,246
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Depreciation upto March 31, 2004           11,676            -        11,676               -
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net value as at March 31, 2004             16,231        7,122        23,353          14,246
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Net value as at March 31, 2003             14,246            -             -          14,246
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
Depreciation for the year                  11,676            -             -               -
------------------------------------------------------------------------------------------------


                                         REDIFF HOLDINGS INC

           SCHEDULES 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT
           ------------------------------------------------------------------------------
                                 FOR THE YEAR ENDED 31ST MARCH, 2004
                                 -----------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                   As at                        As at
                                                                31.03.2004                    31.03.2003

                                                                    US $                         US $
-------------------------------------------------------------------------------------------------------------

SCHEDULE 3 : Investments (unquoted at cost)

LONG TERM INVESTMENTS

In wholly owned subsidiary companies
(fully paid-up)

INDIA ABROAD INC                                                    14,751,366                    14,751,366
3,198,080 (Previous year3,198,080) equity shares
of US$ 0.01 per share

REDIFF.COM INC.                                                        870,846                       870,846
5,000 (Previous year 5,000) equity shares
of US$ 0.001 per share
                                                             ------------------           -------------------
                                     TOTAL                          15,622,212                    15,622,212
                                                             ==================           ===================

s
SCHEDULE 4 : CASH AND BANK BALANCES

Bank balances :

   In current accounts

   Wells Fargo, U.S.A. (Formerly Norwest Bank)                           9,803                       279,463
                                                             ------------------           -------------------
                                     TOTAL                               9,803                       279,463
                                                             ==================           ===================


SCHEDULE 5 : LOANS AND ADVANCES
     (Unsecured considered good)

Dues from subsidiary companies                                       5,079,432                     4,684,217

Advances recoverable in cash
or in kind or for value to be received                                 221,155                        12,779

Other loans and advances                                               123,043                             -

Deposit with TD Waterhouse (Broker)                                      1,000                         1,000
                                                             ------------------           -------------------
                                     TOTAL                           5,424,630                     4,697,996
                                                             ==================           ===================


SCHEDULE 6 : LIABILITIES

Sundry Creditors

- Other than small scale industrial undertakings                        32,308                       165,264

- Other liabilities                                                     46,200                        49,382

   Citibank, New York, U.S.A                                             3,134                             -
                                                             ------------------           -------------------
                                     TOTAL                              81,642                       214,646
                                                             ==================           ===================



                                         REDIFF HOLDINGS INC

                      PROFIT & Loss Account for the year ended March 31, 2004.

-----------------------------------------------------------------------------------------------------------------------
                                                                  Schedule                             Previous
                                                                     No.                                  year
                                                                                 31.3.2004              31.3.2003

                                                                                   US $                   US $
-----------------------------------------------------------------------------------------------------------------------

INCOME

Operating revenues                                                                            -                       -

                                                                              ------------------    --------------------
                                                                                              -                       -
                                                                              ------------------    --------------------

EXPENDITURE

Personnel expenses                                                    7                366,556                 676,771


Operating and other expenses                                          8                526,741                 699,291


Depreciation                                                                            11,676                       -
                                                                              ------------------    --------------------
                                                                                       904,973               1,376,062
                                                                              ------------------    --------------------

LOSS FOR THE YEAR BEFORE TAX                                                           904,973               1,376,062
Provision for tax                                                                            -                   6,364
                                                                             ------------------    --------------------
LOSS AFTER TAX                                                                         904,973               1,382,426

Deficit brought forward from previous year                                           2,096,671                 714,245

-----------------------------------------------------------------------------------------------------------------------
BALANCE CARRIED TO BALANCE SHEET                                                     3,001,644               2,096,671
-----------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED EARNINGS PER SHARE (US$)                                                0.08                    0.13

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                             9

As per our attached report of even date
PATKAR & PENDSE                                                              FOR AND ON BEHALF OF THE BOARD
CHARTERED ACCOUNTANTS


B.M. PENDSE                                                                  A. BALAKRISHNAN
Partner                                                                      Director
M.No. 32625

MUMBAI, INDIA                                                                MUMBAI, INDIA
Dated:  29th June, 2004                                                      Dated:  29th June, 2004



                                              REDIFF HOLDINGS INC

                SCHEDULES 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT
                ------------------------------------------------------------------------------
                                      FOR THE YEAR ENDED 31ST MARCH, 2004
                                      -----------------------------------

----------------------------------------------------------------------------------------------------------------
                                                                         As at                   As at
                                                                      31.03.2004              31.03.2003

                                                                          US $                   US $
----------------------------------------------------------------------------------------------------------------

SCHEDULE  7 : PERSONNEL EXPENSES

Salaries and allowances                                                  360,308                 614,546

Medical Insurance                                                          5,738                       -

Staff welfare                                                                510                  45,725

Recruitment Expenses                                                           -                  16,500
                                                                   ------------------           ----------------
                                           TOTAL                         366,556                  676,771
                                                                   ==================           ================


SCHEDULE  8 : OPERATING AND OTHER EXPENSES

Sofware usage charges                                                      2,070                     15,165
Dataline-Internet expenses                                                14,950                          -
Travelling expenses                                                       68,493                     90,269
Legal fees                                                                79,781                    117,301
Professional charges                                                     109,200                    276,516
Telephone expenses                                                        10,555                      7,395
Insurance charges                                                        233,387                    115,248
Office expenses                                                            3,755                          -
Rates & Taxes                                                              4,363                          -
Rent                                                                           -                     35,000
Seminar expenses                                                               -                      3,000
Miscellaneous expenses                                                       187                     39,397
                                                                   ------------------           ----------------
                                           TOTAL                         526,741                    699,291
                                                                   ==================           ================

                             REDIFF HOLDINGS, INC

SCHEDULE 9: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT



A.   ACCOUNTING POLICIES

     1.  Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.

     2.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     3.  Revenue recognition

         Rediff Holdings Inc is a cost center taking care of all corporate related expenditure for the Rediff Group in US, and does not generate any revenue.

     4.  Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

                    Computer equipment and software......       3 years
                    Office equipment.....................       5 years

     5.  Investments

         Cost of investments in wholly owned subsidiaries comprise of purchase cost as increased by legal fees, due diligence fees and other direct expenses connected with such acquisition. Additional consideration for the acquisition of equity shares payable in subsequent years on the resolution of certain contingencies is debited to the cost of the investments in the year in which the contingent payments crystallize.

     6.  Employee retirement benefits

         The company has employee retirement benefit plan in which employer merely facilitates the plan administration. Employer does not contribute to the plan.

         Leave Encashment

         The company's policies do not allow leave encashment and the employees are encouraged to avail the eligible leave. Unavailed leave lapses at the end of the period and hence no provision has been made in the books.

     7.  Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

         Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

         Non-monetary items such as investments denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

     8.  Leases

         Operating Lease rentals are expensed with reference to lease terms and conditions.

     9.  Contingent Liabilities

         These are disclosed by way of notes on the balance sheet. Provision is made in the accounts in respect of those liabilities, which are likely to materialize after the year-end, till the finalization of accounts and having a material effect on the position stated in the balance sheet.

     10. Deferred Income Taxes

         As of March 31, 2004 and 2003, the components of the Company's net deferred tax assets are as follows:

                                                   In US $        In US $
         ----------------------------------------------------------------------
                                                     2004           2003
         ----------------------------------------------------------------------
         Depreciation                               420000         292000
         ----------------------------------------------------------------------
         Allowance for doubtful accounts              8000          39000
         ----------------------------------------------------------------------
         Net Operating loss carry forwards         3300000        2780000
         ----------------------------------------------------------------------
         Others                                       6000         171000
         ----------------------------------------------------------------------
         Total Deferred tax assets                 3734000        3282000
         ----------------------------------------------------------------------

         As of March 31,2004, the Company has net operating loss carry forwards of approx $7350000 for federal income tax purposes, which expire in the years 2020 to 2024. Realization of the future tax benefits related to the deferred tax income tax asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that no asset to be created in the books of accounts.

B.       NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     1.  Organization and Business

         Rediff Holdings Inc ("the Company") was incorporated as a Delaware Corporation in February 2001 by Rediff.Com India Limited to act as the holding company for some of the Parent's investments in United States.

     2. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.

     3.  Litigation

         There are no pending litigations against the company.

     4.  Other contingencies

         In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved.

     5. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.

     6.  Balance Sheet Abstract and Company's General Business Profile

         (I)   Registration Details

               Registration    No.- |--------------|              |-----------|
               TAX ID No            |     N.A      | State Code   |    N.A    |
                                    |--------------|              |-----------|

                                    |--------------|
               Balance       Sheet  | 31/03/2004   |
               Date                 |--------------|
               (dd/mm/yy)

         (II)  Capital raised during the year (Amount in Rs. Thousands)

                     Public Issue                       Rights Issue
           -------------------------------------------------------------------
                           Nil                               Nil
           -------------------------------------------------------------------

                     Bonus Issue                        Private Placement
           -------------------------------------------------------------------
                           Nil                               Nil
           -------------------------------------------------------------------

         (III) Position of Mobilisation and Deployment of Funds (Amount in
               US$)

                   Total Liabilities  $                Total Assets $
           -------------------------------------------------------------------
                        24000000                          24000000
           -------------------------------------------------------------------

             Sources of Funds

                 Paid - up Capital $                   Reserves & Surplus
           -------------------------------------------------------------------
                       1107                                23,998,893
           -------------------------------------------------------------------

                 Secured Loans                          Unsecured Loans
           -------------------------------------------------------------------
                       Nil                                    Nil
           -------------------------------------------------------------------

             Application of Funds

                 Net Fixed Assets  $                      Investments $
           -------------------------------------------------------------------
                     23,353                                15,622,212
           -------------------------------------------------------------------

                 Net Current Assets  $                    Misc. Expenditure
           -------------------------------------------------------------------
                    5,352,791                                     0
           -------------------------------------------------------------------

                 Accumulated Losses $
           --------------------------------------------
                     3,001,644
           --------------------------------------------

         (IV) Performance of Company (Amount in US$) for the year ended March 31, 2004.

                  Turnover    $                        Total Expenditure $
           -------------------------------------------------------------------
                     Nil                                    904,973
           -------------------------------------------------------------------

               Profit / Loss Before Tax  $       Profit / Loss After Tax $
                        ------------------                --------------------
            +      -        (904,973)        +    -          (904,973)
           -------------------------------------------------------------------
                   x                              x
           --------------                    -------------

           (Please tick Appropriate box + for Profit - for Loss)

                  Earning per Share                  Dividend @ %
            ------------------------------------------------------------------
                      (0.08)                              Nil
            ------------------------------------------------------------------

         (V) Generic Names of Three Principal Products / Services of Company ( as per monetary terms )

                                         -----------------------------------
             Item Code No. (ITC)             N/A
             Product Description         -----------------------------------

     7. Previous years figures have been regrouped and reclassified wherever necessary to conform to current years classifications.

                                                For and on behalf of the board



                                                             Ajit Balakrishnan
                                                                      Director

Mumbai, India
Dated: 29th June, 2004

                                                India Abroad Publications Inc.



BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

Patkar & Pendse
India


                               Directors' Report

The Directors present India Abroad Publications Inc.'s audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

India Abroad Publications Inc., a weekly newspaper-publishing unit is a subsidiary of Rediff Holdings Inc., (`Rediff Holdings') which in turn is a wholly owned subsidiary of Rediff.com India Limited. (`Rediff.com').

India Abroad primarily includes advertising and sponsorship revenues and consumer subscription revenues earned from the publication of weekly newspaper distributed primarily in the USA & Canada. India Abroad was taken over by Rediff Holdings on April 28, 2001 by acquiring more than 95% of the outstanding voting shares of India Abroad Publications, Inc. Together with this acquisition of India Abroad Publications, Rediff.com also acquired two wholly-owned subsidiaries of India Abroad Publications - India in New York, Inc. and India Abroad Publications (Canada), Inc.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 5,226,350/-.Gross Profit (before depreciation, amortisation, impairment write down and taxes) is US $ 715,928 /-. After giving effect to other adjustments, the net profit of US $ 632,980/- was carried to Balance Sheet.



DIVIDENDS

No dividends will be distributed for year ended March 31, 2004


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:
- Select suitable accounting policies, from time to time, and then apply them consistently; - Make judgments and estimates that are reasonable and prudent; - State whether applicable accounting standards have been followed; and - Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                            REPORT OF THE AUDITORS


The Board of Directors,
India Abroad Publications Inc.


We have audited the attached Balance Sheet of INDIA ABROAD PUBLICATIONS INC., a wholly owned subsidiary of Rediff Holdings Inc. and incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further, we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 13 to the Accounts.

(d) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

    ii. in the case of Profit and Loss Account, of the profit of the Company for the year ended on that date.

                                                            For Patkar & Pendse
                                                          Chartered Accountants


                                                                    B.M. Pendse
                                                                        Partner
                                                                    M.No. 32625


Place:  Mumbai
Date:   29th June, 2004

                                         India Abroad Publications, Inc

                                      Balance Sheet as at March 31, 2004.

----------------------------------------------------------------------------------------------------------------------
                                                         Schedule          As at                      As at
                                                           No.           31.3.2004                  31.03.2003
                                                                           US $                        US $
----------------------------------------------------------------------------------------------------------------------
I. SOURCES OF FUNDS

Shareholders' funds :

Share capital                                               1                     41,981                       41,981

Reserves & Surplus
Securities premium                                                               212,446                      212,446
                                                                   ----------------------    -------------------------
                                               TOTAL                             254,427                      254,427
                                                                   ======================    =========================

II. APPLICATION OF FUNDS

Fixed assets :                                              2
Gross Block                                                                      693,893                      668,421
Less : Depreciation                                                              330,535                      247,457
                                                                   ----------------------    -------------------------
Net Block                                                                        363,358                      420,963

Investments                                                 3                    129,793                      129,793

Current assets, loans and advances :
Sundry debtors                                              4
                                                                                 610,552                      482,121
Cash and bank balances                                      5
                                                                               1,245,318                      387,856
Loans and advances                                          6
                                                                                 851,688                      395,004
                                                                   ----------------------    -------------------------

                                                                               2,707,558                    1,264,981
                                                                   ----------------------    -------------------------

Less : Current liabilities and provisions :
Liabilities                                                 7
                                                                               4,392,260                    3,640,268

                                                                   ----------------------    -------------------------
Net current assets
                                                                              (1,684,702)                  (2,375,287)
                                                                   ----------------------    -------------------------

Miscellaneous expenditure (to the                           8
                                                                                  47,962                       47,962
extent not written off or adjusted)

Profit and loss account
                                                                               1,398,016                   2,030,996

                                                                   ----------------------    -------------------------
                                             TOTAL
                                                                                 254,427                      254,427
                                                                   ======================    =========================

Accounting policies and notes to
balance sheet and profit and loss account                   13

As per our attached report of even date
For Patkar & Pendse                                                 For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                          A.Balakrishnan
Partner                                                            Director
M.No. 32625

Mumbai, India                                                      Mumbai, India
Dated: 29th June, 2004                                             Dated: 29th June, 2004

                                      India Abroad Publications, Inc

                         Schedules 1 to 13 forming part of the Balance Sheet and
                        Profit & Loss Account for the year ended 31st March, 2004

----------------------------------------------------------------------------------------------------------------
                                                                   As at                           As at
                                                                31.03.2004                       31.03.2003

                                                                    US $                            US $
----------------------------------------------------------------------------------------------------------------

SCHEDULE  1 : SHARE CAPITAL

Authorized :
6,000,000 shares of US$ 0.01                                            60,000                           60,000
                                                             ==================              ===================

Issued and subscribed :
Capital
3198080 equity shares  @ $ 0.01 par value                               31,981                           31,981

Preferred Stock
100 - Class A @ $ 100 par value                                         10,000                           10,000

                                                             ------------------              -------------------
                                TOTAL                                   41,981                           41,981
                                                             ==================              ===================


----------------------------------------------------------------------------------------------------------------

SCHEDULE 3 : Investments (unquoted at cost)

Long Term Investments

In wholly owned subsidiary companies
(fully paid-up)

India Abroad Publications (Canada) Inc.                                104,793                          104,793
162974 Common shares of  (Previous year 162974 shares)

India in New York Inc.                                                  25,000                           25,000
100 fully pid non-assessable shares (Previous year 100
shares)

                                                             ------------------              -------------------
                                TOTAL                                  129,793                         129,793
                                                             ==================              ===================


----------------------------------------------------------------------------------------------------------------
SCHEDULE 4 : SUNDRY DEBTORS

Sundry debtors (unsecured) :

Outstanding over six months                                              7,500                        40,000.00
Others                                                                 610,552                          482,121
                                                             ------------------              -------------------
                                                                       618,052                          522,121
Less : Provision                                                         7,500                           40,000
                                                             ------------------              -------------------
                                                                       610,552                          482,121
                                                             ==================              ===================

Note :

Considered good                                                        610,552                          482,121
Considered doubtful provided for                                         7,500                           40,000
                                                             ------------------              -------------------
                                TOTAL                                  618,052                          522,121
                                                             ==================              ===================


----------------------------------------------------------------------------------------------------------------

SCHEDULE 5 : CASH AND BANK BALANCES

Cash on hand                                                             4,653                            4,653

Cheques on hand                                                              -                            6,989

Bank balances :
On Current Account with :
 Bank of Baroda                                                         10,472                            5,772
 Lloyd Bank                                                              5,081                            5,170
 Citibank-India Investments                                              3,878                            4,023
 Cash-CIBC US $ Acct.                                                    4,325                            2,807
 Cash-EAB # 2                                                        1,065,283                          199,169
 CIBC-Sterling Pound Account                                               852                              772
 Cash-State Bank of LI # 2                                             150,773                          158,501

                                                             ------------------              -------------------
                                TOTAL                                1,245,318                          387,856

                                                             ==================              ===================


----------------------------------------------------------------------------------------------------------------

SCHEDULE 6 : LOANS AND ADVANCES
                           (Unsecured considered good)

Dues from parent / group companies
                                                                       547,465                          126,582

Advances recoverable in cash
or in kind or for value to be received
                                                                       304,223                          268,422

                                                             ------------------              -------------------
                                TOTAL
                                                                       851,688                          395,004
                                                             ==================              ===================


SCHEDULE 7 : CURRENT LIABILITIES

Sundry Creditors
- Other than small scale industrial undertakings.
                                                                       405,054                          550,975

Due to subsidiary / parent companies
                                                                     3,690,300                        2,767,703

Advance from customers
                                                                       296,906                          321,590

                                                             ------------------              -------------------
                                TOTAL
                                                                     4,392,260                        3,640,268
                                                             ==================              ===================


SCHEDULE 8 : MISCELLANEOUS EXPENDITURE (to the extent not
                              written off
or adjusted)


Goodwill for pur\chase of India Abroad Publications
                                                                        47,962                           47,962
(Canada) Inc.
                                                             ------------------              -------------------
                                TOTAL
                                                                        47,962                           47,962
                                                             ==================              ===================

                                     India Abroad Publications, Inc

                         Profit & Loss Account for the year ended March 31, 2004.

------------------------------------------------------------------------------------------------------------------
                                                               Schedule                            Previous
                                                                  No.                                year
                                                                             31.3.04                31-3-03

                                                                               US $                  US $
------------------------------------------------------------------------------------------------------------------

INCOME

Operating revenues                                                 9            5,226,350               5,164,720

Other income                                                      10                8,037                  12,278

                                                                         -----------------    --------------------
                                                                                5,234,387               5,176,998
                                                                         -----------------    --------------------

EXPENDITURE

Personnel expenses                                                11            1,535,912               1,900,558

Operating and other expenses                                      12            2,982,547               4,606,726

Depreciation                                                                       82,948                 126,954

                                                                         -----------------    --------------------
                                                                                4,601,407               6,634,238
                                                                         -----------------    --------------------

Profit / (Loss) for the year before tax                                           632,980              (1,457,240)

Provision for tax                                                                       -                       -


                                                                         -----------------    --------------------
Profit / (Loss) after tax                                                         632,980              (1,457,240)


Surplus / (Deficit) b/f. from previous year                                    (2,030,996)               (573,756)

------------------------------------------------------------------------------------------------------------------
Balance carried to balance
sheet                                                                          (1,398,016)             (2,030,996)
------------------------------------------------------------------------------------------------------------------

Basic and Diluted Earnings Per Share (US$)                                           0.20                  (0.46)

Accounting policies and notes
to
balance sheet and profit and loss account                         13

As per our attached report of even date
For Patkar & Pendse                                                       For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                                A.Balakrishnan
Partner                                                                  Director
M.No. 32625

Mumbai, India                                                            Mumbai, India
Dated: 29th June, 2004                                                   Dated: 29th June,
                                                                         2004

                                         India Abroad Publications, Inc

                            Schedules 1 to 13 forming part of the Balance Sheet and
                           Profit & Loss Account for the year ended 31st March, 2004


SCHEDULE 2 : FIXED ASSETS
                                                                                                              (US$)
----------------------------------------------------------------------------------------------------------------------
                                   GROSS BLOCK                     Accumulated Depreciation           Net Block
                              ----------------------------------------------------------------------------------------

                              31.03.2003           31.03.2004 31.03.2003
                                Balance              Balance   Balance    Current     31.03.2004   As on      As on
         Description                     Addtitions                     Depreciation    Balance  31.0.2004  31.03.2003
----------------------------------------------------------------------------------------------------------------------

Premises (held for sale) (*)   152,764           -    152,764         -            -          -    152,764    152,764
Total N.Y.                        32,186         -     32,186    12,640        3,514     16,154     16,032     19,546
Total Machinery & Equipmet       102,434     5,449    107,883    65,637       15,424     81,190     26,693     36,797
Total-Computer Software          166,645    19,991    186,636   118,969       37,315    156,284     30,352     47,676
Total Auto                        10,874         -     10,874    10,874            -     10,874          -          -
Total Leasehold IMP                2,033         -      2,033     2,017           16      2,033          -         16
Total Office Improvement         123,570         -    123,570    26,171       17,652     43,823     79,747     97,399
Total Telephone system            52,705         -     52,705    11,149        7,512     18,661     34,044     41,556
Work in Progress - Sun System     25,242         -     25,242         -        1,515      1,515     23,727     25,242

                              ----------------------------------------------------------------------------------------
                        Total    668,421    25,440    693,893   247,457       82,948    330,535    363,358    420,963
------------------------------========================================================================================

NOTE :
(*) Premises (held for sale ) includes office premises in New Delhi owned by the erstwhile owner of the Company pending transfer due to certain
legal formalities

                                             India Abroad Publications, Inc

                      Schedules 1 to 13 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

-------------------------------------------------------------------------------------------------------------------
                                                                          As at                      As at
                                                                       31.03.2004                 31.03.2003

                                                                           US $                      US $
-------------------------------------------------------------------------------------------------------------------

SCHEDULE  9 : OPERATING REVENUE

Subscription Income                                                              761,138                   829,376

Classified Income                                                              1,108,120                 1,168,448

Display Income                                                                 3,357,092                 3,166,896


                                                                 ------------------------    ----------------------
                                                         TOTAL                 5,226,350                 5,164,720
                                                                 ========================    ======================

SCHEDULE  10 : OTHER INCOME

 Interest on fixed deposits with banks                                                                         118
                                                                                     297

Royalty                                                                            7,740                    12,160

                                                                 ------------------------    ----------------------
                                                         TOTAL                     8,037                    12,278
                                                                 ========================    ======================


SCHEDULE  11 : PERSONNEL EXPENSES

Salaries and allowances                                                        1,415,986                 1,772,330

Payroll Taxes                                                                    119,926                   128,228

                                                                 ------------------------    ----------------------
                                                         TOTAL                 1,535,912                 1,900,558
                                                                 ========================    ======================


 SCHEDULE  12 : OPERATING AND OTHER EXPENSES

 Editorial expenses                                                              716,686                 1,514,615
 Production expenses                                                             815,370                 1,068,929
Circulation expenses                                                             680,330                   819,405
 Advertizing and promotion                                                       281,875                   609,335
 Rent                                                                             71,209                   171,391
 Office expenses                                                                  97,053                   157,481
 Dues and subscriptions                                                            6,806                     6,126
 Telephone and telegrams                                                          44,071                    60,574
 Electricity expenses                                                             15,547                    21,417
 Professional fees                                                                42,379                   103,864
 Bad debts                                                                        22,523                     3,630
 Internet-bandwidth cost                                                          30,078
                                                                                                                 -
 IA Person Of  The Year expense                                                   69,564
                                                                                                                 -
 Miscellaneous expenses                                                           89,056                    69,959

                                                                 ------------------------    ----------------------
                                                         TOTAL                 2,982,547                 4,606,726
                                                                 ========================    ======================


----------------------------------------------------------------------------------------------------------------------
                                                                   As at                              As at
                                                                 31.03.2004                        31.03.2003

                                                                    US $                              US $
----------------------------------------------------------------------------------------------------------------------

SCHEDULE  12 : OPERATING AND OTHER EXPENSES
 Schedule of Cost and Expenses
 Editorial
 Liable Insurance                                                             28,134
 Editorial and consultant fees                                               161,582                          346,301
 Rent                                                                         83,733                           21,999
 Travel and lodging                                                           20,369                           37,128
  Transfer Cost India                                                        422,868                          826,041
                                                        -----------------------------       --------------------------
                                                                             716,686                        1,231,469
 Production
 Paper and printing                                                          640,866                          806,378
 Art and type setting supplies                                                   353
 Repairs and maintenance                                                      12,479                           11,564
 Delivery and freight                                                        132,458                          184,748
 Eqipment rental                                                              29,214                           36,287
                                                        -----------------------------       --------------------------
                                                                             815,370                        1,038,977
Circulation
 Postage                                                                     517,653                          638,450
 Mailing cost                                                                  4,890                            7,261
 Delivery and freight                                                        149,710                          162,189
 Travel                                                                        5,052                           10,103
 List maintenance                                                              3,025                            1,402
                                                        -----------------------------       --------------------------
                                                                             680,330                          819,405
 Advertizing and promotion
 Advertizing                                                                 204,644                          462,640
 Travel and entertainment                                                     19,975                       63,137
 Postage                                                                      40,166                           50,033
 Delivery and freight                                                         17,090                           33,525
                                                        -----------------------------       --------------------------
                                                                             281,875                          609,335
 General and administrative expenses
 Rent                                                                         71,209                           171,391
 Office expense                                                               97,053                          157,481
 Dues and subscriptions                                                        6,806                            6,126
 Telephone and telegrams                                                      44,071                            60574
 Electricity                                                                  15,547                           21,417
 Professional fees                                                            42,379                           103864
 Bad debts                                                                    22,523                             3630
 Internet-Bandwidth cost                                                      30,078
 IA PERSON OF THE YEAR EXPENSE                                                69,564
 Miscellaneous                                                                89,056                            69959
                                                        -----------------------------       --------------------------
                                                                             488,286                          594,442

                                                        -----------------------------       --------------------------
                                             G. total                      2,982,547                        4,293,628
                                                          =============================       ==========================

                         INDIA ABROAD PUBLICATIONS INC

SCHEDULE 13: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT


A.       ACCOUNTING POLICIES

     1.  Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.

     2.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     3.  Revenue recognition

         Revenues comprise of subscriptions to the India Abroad weekly newspaper publication and income from advertisements.

         Revenue from advertisements are recognized upon publishing of the advertisements in the newspaper.

         Subscription revenues are derived from the revenues received from newspaper subscribers and is recognized ratably over the period of subscription. Subscriptions received towards lifetime subscribers are shown as deferred revenue and recognized ratably over a 10 years period.

     4.  Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

             Furniture and fixtures....................               7 years
             Computer equipment and software...........               3 years
             Office equipment..........................               5 years

     5.  Investments

         Cost of investments in wholly owned subsidiaries comprise of purchase cost as increased by legal fees, due diligence fees and other direct expenses connected with such acquisition. Additional consideration for the acquisition of equity shares payable in subsequent years on the resolution of certain contingencies is debited to the cost of the investments in the year in which the contingent payments crystallize.

     6.  Employee retirement benefits

         The company has employee retirement benefit plan in which employer merely facilitate the plan administration. Employer does not contribute to the plan.

         Leave Encashment

         The company's policies does not allow leave encashment and the employees are encouraged to avail the eligible leave. Unavailed leave lapses at the end of the period and hence no provision has been made in the books.

     7.  Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

         Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

         Non-monetary items such as investments denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

     8.  Income taxes

         Income taxes are accounted for in accordance with US tax laws on Income accrued.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws in US. Tax liabilities and provision is accounted for by the Holding company.

     9.  Leases

         Operating Lease rentals are expensed with reference to lease terms and conditions.

     10. Contingent Liabilities

         These are disclosed by way of notes on the balance sheet. Provision is made in the accounts in respect of those liabilities, which are likely to materialize after the year-end, till the finalization of accounts and having a material effect on the position stated in the balance sheet.

B.       NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

     1.  Organization and Business

         India Abroad Publications Inc ("the Company") was incorporated as a New York Corporation on June 26th, 1970. On April 26, 2001, the Company was acquired by Rediff Holdings Inc, a wholly owned subsidiary of Rediff.Com India Limited.

         The Company is one of the leading news publications catering to the Asian-American community focusing on India and the global Indian community.

     2. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.

     3. The Company recognizes as revenues based on advertisements published and subscriptions ratably over the period of subscription. Hence requirements as to quantitative information are not applicable.

     4.  Earnings in foreign exchange:

           ------------------------------------------------
                                                US $

              Display Advertisement            364746
           ------------------------------------------------

     5.  Operating leases

         The Company leases office space under various operating leases. Operating lease expense that has been included in the determination of the net loss are as follows:

                                                                 Previous year
              Particulars                                US $             US $
        -----------------------------------------------------------------------
              Office Premises                          154942         93390
      -------------------------------------------------------------------------

         The minimum annual rental commitments under non-cancelable operating leases that have initial or remaining terms in excess of one year are as follows:

     6.  Litigation

         An action was brought against India Abroad by DoubleClick, Inc., based upon alleged breach of contract for the principal sum of $28,750 with interest, attorneys' fees and expenses in the Supreme Court of New York, New York County, Double Click, Inc. V. India Abroad Publications, Inc., Index No. 02 119928. India Abroad has filed an Answer denying liability and asserted Counterclaims based upon fraud in the inducement. India Abroad intends to contest this action vigorously. The action has been transferred to the Lower Court, Doubleclick, Inc. v. India Abroad Publications, New York City Civil Court, New York County, No. 291TS-2003. India Abroad is reasonably optimistic of prevailing on this action.

         Another litigation against India Abroad is the litigation in the United States District Court, Southern District of New York (Lok Prakashan Ltd d/b/a Gujarat Samachar v. India Abroad Publications, Inc., 00 Civ 5852 (LAP). The action was brought by the publishers of "Gujarat Samachar" (GS) in August 2000, asserting that India Abroad allegedly breached the parties' agreements concerning the marketing and sale of Gujarat Samachar's International Weekly in North America. India Abroad vigorously disputed these allegations, and asserted various Counterclaims based upon Gujarat Samachar's breach of contract. The action was tried before a jury (Hon. Preska, J., presiding), in a one-week trial commencing December 3, 2001. After about six hours of deliberation on December 7, 2001, the jury returned a verdict in favor of India Abroad for the sum of $560,000, as reported with substantial accuracy in India Abroad. See IA, December 28, 2001, at 10 col. 1. After deducting $279,000 -- being the sums which had been withheld from Gujarat Samachar by India Abroad and which India Abroad had conceded -- Judge Preska entered judgment in favor of India Abroad in the sum of $281,000 ("Judgment").

         GS had also filed an Appeal against that Judgment, and India Abroad filed a Cross-Appeal on an issue of law, with the United States Court of Appeals for the Second Circuit. By order entered October 29, 2002, that Court dismissed GS's appeal.

         GS had also filed a motion to vacate that Judgment before Judge Preska. India Abroad filed a cross-motion for sanctions. By an Order dated 31, 2003, Judge Preska denied the motion and although she found "has certainly toed the line between appropriate and inappropriate litigation practice," she did not find that its actions were "so frivolous and vexatious as to warrant sanctions." Accordingly, she denied the cross-motion.

         Gujarat Samachar appealed that decision. That appeal and India Abroad's cross-appeal were heard by the Second Circuit on April 7, 2004. By a Summary Order of April 13, 2004, that Court affirmed the judgment in all respects, finding Gujarat Samachar's appeal to "border on the frivolous". We do not anticipate any further legal proceedings on this.

         Gujarat Samachar has also deposited the entire amount due under the December 26, 2001 judgment with the Court Clerk, whereupon India Abroad agreed to stay enforcement thereof. Presently the process is on for getting this deposit paid to India Abroad.

     7.  Other contingencies

         In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved.

     8. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.

     9.  Balance Sheet Abstract and Company's General Business Profile

         (I)   Registration Details


               Registration    No.- |--------------|              |-----------|
               TAX ID No            |     N.A      | State Code   |    N.A    |
                                    |--------------|              |-----------|

                                    |--------------|
               Balance       Sheet  | 31/03/2004   |
               Date                 |--------------|
               (dd/mm/yy)


         (II)  Capital raised during the year (Amount in US$)

                     Public Issue                       Rights Issue
           -------------------------------------------------------------------
                           Nil                               Nil
           -------------------------------------------------------------------

                     Bonus Issue                        Private Placement
           -------------------------------------------------------------------
                           Nil                               Nil
           -------------------------------------------------------------------

         (III) Position of Mobilisation and Deployment of Funds (Amount in US$)

                 Total Liabilities  $                     Total Assets $
           -------------------------------------------------------------------
                      254427                                  254427
           -------------------------------------------------------------------

           Sources of Funds

                Paid - up Capital  $                     Reserves & Surplus
           -------------------------------------------------------------------
                      41981                                  212446
           -------------------------------------------------------------------

                Secured Loans                            Unsecured Loans
           -------------------------------------------------------------------
                      Nil                                     Nil
           -------------------------------------------------------------------

           Application of Funds

                Net Fixed Assets  $                       Investments $
           -------------------------------------------------------------------
                   363358                                     129793
           -------------------------------------------------------------------

               Net Current Assets  $                     Misc. Expenditure
           -------------------------------------------------------------------
                   (1673065)                                  47962
           -------------------------------------------------------------------

              Accumulated Losses $
           ------------------------------------
                  (1386379)
           ------------------------------------

         (IV) Performance of Company (Amount in US$) for the year ended March 31, 2004.

                      Turnover  $                   Total Expenditure $
           ------------------------------------------------------------------
                      5234387                             4601407
           ------------------------------------------------------------------

                Profit / Loss Before Tax  $         Profit / Loss After Tax $
                          --------------                   -------------
           +       -        632980             +     -        632980
                   x                                 x
           --------------                      -----------

           (Please tick Appropriate box + for Profit - for Loss)

                    Earning per Share                     Dividend @ %
           --------------------------------------------------------------------
                       0.20                                  Nil
           --------------------------------------------------------------------

         (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)

                                       ---------------------------------------
          Item Code No. (ITC)               N/A
          Product Description               News Paper
                                       ---------------------------------------

     10. Figures of the previous year have been regrouped to conform with current year`s groupings, wherever necessary.

                                                For and on behalf of the board



                                                             Ajit Balakrishnan
                                                                      Director

      Mumbai, India
      Dated: 29th June, 2004

                             India in New York Inc.





BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

PATKAR & PENDSE
INDIA


                               Directors' Report

The Directors present India in New York Inc. audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

India in New York Inc. ("INY"), is a weekly newspaper-publishing unit, which is a wholly owned subsidiary of India Abroad Publications Inc. INY is a free publication distributed in the New York Metropolitan area.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 252,473/-. Gross Profit (before depreciation, amortisation, impairment write down and taxes) is US $ 160,691/-. After giving effect to other adjustments, the net profit of US $ 160,691/- was carried to Balance Sheet.


DIVIDENDS

No dividends will be distributed for the year ended March 31, 2004.


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:
- Select suitable accounting policies, from time to time, and then apply them consistently; - Make judgments and estimates that are reasonable and prudent; - State whether applicable accounting standards have been followed; and - Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                            REPORT OF THE AUDITORS


The Board of Directors,
India In New York Inc.


We have audited the attached Balance Sheet of INDIA IN NEW YORK INC., a wholly owned subsidiary of India Abroad Publications Inc. incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 10 to the Accounts.

(d) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

   ii. in the case of Profit and Loss Account, of the profit of the Company for the year ended on that date.

                                                            For Patkar & Pendse
                                                          Chartered Accountants


                                                                   B.M. Pendse
                                                                       Partner
                                                                   M.No. 32625


Place: Mumbai
Date:  29th June, 2004

                             India In New York, Inc

                      Balance Sheet as at March 31, 2004.

----------------------------------------------------------------------------------------------------------------
                                                      Schedule         As at                     As at
                                                         No.         31.03.2004                31.03.2003
                                                                        US $                      US $
----------------------------------------------------------------------------------------------------------------

I. SOURCES OF FUNDS

Shareholders' funds :

Share Capital                                             1                        -                          -

Reserves & Surplus                                        2                  402,686                    241,995



                                                                ---------------------    -----------------------
                                             TOTAL                           402,686                    241,995
                                                                =====================    =======================

II. APPLICATION OF FUNDS

Current assets, loans and advances :

Sundry debtors                                            3                   42,199                     38,518
Cash and bank balances                                    4                   81,167                     77,689
Loans and advances                                        5                  291,668                    139,974
                                                                ---------------------    -----------------------
                                                                             415,034                    256,181

Less : Current liabilities and provisions :

Liabilities                                               6                   13,867                     15,706
                                                                ---------------------    -----------------------
Net current assets                                                           401,167                    240,475

Miscellaneous expenditure (to the                         7                    1,519                      1,519
extent not written off or adjusted)

                                                                ---------------------    -----------------------
                                           TOTAL                             402,686                    241,995
                                                                =====================    =======================

Accounting policies and notes to
balance sheet and profit and loss account                10

As per our attached report of even date
For Patkar & Pendse                                              For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                       A.Balakrishnan
Partner                                                         Director
M.No. 32625

Mumbai, India                                                   Mumbai, India
Dated: 29th June, 2004                                          Dated: 29th June, 2004


                             India In New York Inc.

 Schedules 1 to 10 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

-------------------------------------------------------------------------------------------------------------
                                                                   As at                        As at
                                                                31.03.2004                    31.03.2003

                                                                    US $                         US $
-------------------------------------------------------------------------------------------------------------

SCHEDULE  1 : SHARE CAPITAL

Authorized :
200 common shares without par value                                          -                             -
                                                             ==================           ===================

Issued and subscribed :
100 common shares  without par value                                         -                             -

                                                             ------------------           -------------------
                                TOTAL                                        -                             -
                                                             ==================           ===================


SCHEDULE 2: RESERVES & SURPLUS

Securities premium                                                      25,000                        25,000

Surplus in Profit & Loss Account                                       377,686                       216,995

                                                             ------------------           -------------------
                                TOTAL                                  402,686                       241,995
                                                             ==================           ===================

SCHEDULE 3 : SUNDRY DEBTORS
Sundry debtors (unsecured considered good) :

Outstanding over six months                                                  -                             -
Other debts                                                             42,199                        38,518

                                                             ------------------           -------------------
                                TOTAL                                   42,199                        38,518
                                                             ==================           ===================


SCHEDULE 4 : CASH AND BANK BALANCES

Bank balances :
With European American Bank
On current account                                                      81,167                        77,689

                                                             ------------------           -------------------
                                     TOTAL                              81,167                        77,689
                                                             ==================           ===================

SCHEDULE 5 : LOANS AND ADVANCES
                           (Unsecured considered good )

Due from  parent  company - India Abroad Inc.                          290,455                       138,761

Advances recoverable in cash
or in kind or for value to be received                                   1,213                         1,213

                                                             ------------------           -------------------
                                TOTAL                                  291,668                       139,974
                                                             ==================           ===================






                             India In New York Inc.

 Schedules 1 to 10 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

-------------------------------------------------------------------------------------------------------------
                                                                   As at                        As at
                                                                31.03.2004                    31.03.2003

                                                                    US $                         US $
-------------------------------------------------------------------------------------------------------------

SCHEDULE 6 : LIABILITIES

Sundry Creditors
- Other than small scale industrial undertakings.                           67                           484

Advance from customers                                                  13,800                        15,222

                                                             ------------------           -------------------
                                TOTAL                                   13,867                        15,706
                                                             ==================           ===================


SCHEDULE 7 : MISCELLANEOUS EXPENDITURE (to the extent not
                              written off
or adjusted)


Preliminary Expenses                                                     1,519                         1,519

                                                             ------------------           -------------------
                                TOTAL                                    1,519                         1,519
                                                             ==================           ===================


                             India In New York, Inc

            Profit & Loss Account for the year ended March 31, 2004.

---------------------------------------------------------------------------------------------------------------------
                                                                 Schedule                             Previous
                                                                   No.                                  year
                                                                               31.3.04                 31-3-03

                                                                                 US $                   US $
---------------------------------------------------------------------------------------------------------------------

INCOME

Operating revenues                                                  8               252,423                  323,941

Other income                                                                             50                       70

                                                                           -----------------     --------------------
                                                                                    252,473                  324,011
                                                                           -----------------     --------------------

EXPENDITURE

Operating and other expenses                                        9                91,782                  170,533

                                                                           -----------------     --------------------
                                                                                     91,782                  170,533
                                                                           -----------------     --------------------

Profit for the year before tax                                                      160,691                  153,478

Provision for tax                                                                         -                        -

                                                                           -----------------     --------------------
Profit after tax                                                                    160,691                  153,478

Surplus  brought forward from previous year                                         216,995                   63,517

---------------------------------------------------------------------------------------------------------------------
Balance carried to balance sheet                                                    377,686                  216,995
---------------------------------------------------------------------------------------------------------------------

Accounting policies and notes to
balance sheet and profit and loss account                           10

As per our attached report of even date
For Patkar & Pendse                                                         For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                                  A.Balakrishnan
Partner                                                                    Director
M.No. 32625

Mumbai, India                                                              Mumbai, India
Dated: 29th June, 2004                                                     Dated: 29th June,
                                                                           2004


                             India In New York Inc.

 Schedules 1 to 10 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

------------------------------------------------------------------------------------------------------------
                                                                      As at                      As at
                                                                   31.03.2004                 31.03.2003

                                                                       US $                      US $
------------------------------------------------------------------------------------------------------------

SCHEDULE  8 : OPERATING REVENUE

Display Income                                                             251067                   320,704

Classified Income                                                               -                     1,131

Royalty Income                                                               1356                     2,106

                                                                ------------------          ----------------
                                         TOTAL                            252,423                   323,941
                                                                ==================          ================


SCHEDULE  9 : OPERATING AND OTHER EXPENSES

Printing & Stationery                                                      83,408                   137,067
Postage                                                                       300                         -
Delivery & Freight                                                              -                    22,338
Office Expenses                                                               841                         -
Professional Fees                                                               -                     2,518
Editorial Expenses                                                          1,848                     5,654
Telephone Expenses                                                            763                       651
Travel & Entertainment Expenses                                             1,959                     1,991
Bank Charges                                                                    -                       314
Bad Debts                                                                   2,663                         -

                                                                ------------------          ----------------
                                         TOTAL                             91,782                   170,533
                                                                ==================          ================


                             INDIA IN NEW YORK, INC

SCHEDULE 10: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET
AND PROFIT AND LOSS ACCOUNT

A.       ACCOUNTING POLICIES

1.       Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.


2.       Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.       Revenue recognition

         Revenues comprise of revenues from advertisements.

         Revenue from advertisements are recognized upon publishing of the advertisements in the newspaper.


4.       Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

         Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.


5.       Income taxes

         Income taxes are accounted for in accordance with US tax laws on Income accrued.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws in US. Tax liabilities and provision is accounted for by the Holding company.



B.       NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

         1. Organization and Business

            India In New York Inc ("the Company") was incorporated as a New York Corporation on May 1st 1997. In February 2001, the Company was acquired by Rediff Holdings Inc, a wholly owned subsidiary of Rediff.Com India Limited.

            The Company is one of the leading free news publication catering to the Asian-American community focusing on India and the global Indian community.

            The Company recognizes as revenues based on advertisements published. Hence requirements as to quantitative information are not applicable.


         3. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.


         4. Litigation:

            There are no pending litigations against the company.


         5. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.


         6. Balance Sheet Abstract and Company's General Business Profile

            (I)  Registration Details
                                              _________               _________
                  Registration No.-TAX ID No |   N.A.  |  State Code |  N.A.   |
                                             -----------              ---------

                                           -----------------------
                  Balance Sheet Date      |       31/03/2004      |
                   (dd/mm/yy)              -----------------------



            (II) Capital raised during the year (Amount in US $)

                        Public Issue                        Rights Issue
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------

                           Bonus Issue                   Private Placement
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------

           (III)Position of Mobilisation and Deployment of Funds (Amount in US$)

                      Total Liabilities  $                Total Assets $
                  -----------------------------    ---------------------------
                 |         402686              |  |         402686            |
                  -----------------------------    ---------------------------


                  Sources of Funds

                        Paid - up Capital  $            Reserves & Surplus
                  -----------------------------    ---------------------------
                 |            -                |  |         402686            |
                  -----------------------------    ---------------------------


                          Secured Loans                   Unsecured Loans
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------


                  Application of Funds

                        Net Fixed Assets   $              Investments $
                  -----------------------------    ---------------------------
                 |            -                |  |             -             |
                  -----------------------------    ---------------------------


                        Net Current Assets  $           Misc. Expenditure
                  -----------------------------    ---------------------------
                 |          415034             |  |          1519             |
                  -----------------------------    ---------------------------


                      Accumulated Losses $
                  -----------------------------
                 |            -                |
                  -----------------------------


            (IV) Performance of Company (Amount in US$) for the year ended March 31, 2004.

                         Turnover    $                Total Expenditure $
                  -----------------------------    ---------------------------
                 |          252473             |  |         91782             |
                  -----------------------------    ---------------------------


                    Profit / Loss Before Tax  $       Profit / Loss After Tax $
                                      ________                  _________
                  +              -   | 160691 |   +         -  | 160691  |
                  -------------------|-----------------------------------
                 |               X   |             |                X |
                  -------------------              -------------------


                  {Please tick Appropriate box + for Profit - for Loss)

                       Earning per Share                  Dividend @ %
                  -----------------------------    ---------------------------
                 |          1607               |  |             Nil           |
                  -----------------------------    ---------------------------

            (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)


                                                   ---------------------------
                     Item Code No. ( ITC )        |         N/A               |
                                                   ---------------------------
                     Product Description          |      News Paper           |
                                                   ---------------------------


       7. Figures of the previous year have been regrouped to conform with current year`s groupings, wherever necessary.



                                                FOR AND ON BEHALF OF THE BOARD


                                                              AJIT BALAKRISHNAN
                                                                       Director



      MUMBAI, INDIA

      Dated: 29th June, 2004

                                     India Abroad Publications (Canada), Inc.






BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

PATKAR & PENDSE
INDIA


                               Directors' Report

The Directors present India Abroad Publications (Canada), Inc. audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

India Abroad Publications (Canada), Inc. ("IA Canada), is a weekly newspaper-publishing unit, which is a wholly owned subsidiary of India Abroad Publications Inc. IA Canada sells advertising space and subscriptions for India Abroad to the Canadian Market.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of CS $ 315,723 /-. Gross Loss (before depreciation, amortisation, impairment write down and taxes) is CS $ 848/-. After giving effect to other adjustments, the net loss of CS $ 848/- was carried to Balance Sheet.



DIVIDENDS

No dividends will be distributed for the year ended March 31, 2004.


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:

     - Select suitable accounting policies, from time to time, and then apply them consistently;
     -  Make judgments and estimates that are reasonable and prudent;
     -  State whether applicable accounting standards have been followed; and
     -  Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                             REPORT OF THE AUDITORS


The Board of Directors,
India Abroad Publications (Canada) Inc.


We have audited the attached Balance Sheet of INDIA ABROAD PUBLICATIONS (CANADA) INC., a Company incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further, we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 11 to the Accounts.

(d) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

   ii. in the case of Profit and Loss Account, of the loss of the Company for the year ended on that date.

                                                            For Patkar & Pendse
                                                          Chartered Accountants



                                                                   B.M. Pendse
                                                                       Partner
                                                                   M.No. 32625

Place:  Mumbai
Date:  29th June, 2004


                                              INDIA ABROAD PUBLICATIONS (CANADA) INC

                                                BALANCE SHEET AS AT MARCH 31, 2004.

-----------------------------------------------------------------------------------------------------------------
                                                      Schedule         As at                      As at
                                                         No.         31.03.2004                31.03.2003
                                                                        C $                        C $

-----------------------------------------------------------------------------------------------------------------

I. SOURCES OF FUNDS

Shareholders' funds :

Capital                                                   1                  142,974                     142,974

Reserves & Surplus                                        2                   46,634                      47,482
                                                                ---------------------    ------------------------
                                             TOTAL                           189,608                     190,456
                                                                =====================    ========================

II. APPLICATION OF FUNDS

FIXED ASSETS :                                            3
Gross Block                                                                   12,093                      12,093
Less : Depreciation                                                                -                           -
                                                                ---------------------    ------------------------
Net Block                                                                     12,093                      12,093

CURRENT ASSETS, LOANS AND ADVANCES :
Sundry debtors                                            4                    7,094                      17,625
Cash and bank balances                                    5                   29,161                      14,484
Loans and advances                                        6                  154,300                     180,673
                                                               ---------------------    ------------------------
                                                                             190,555                     212,782
                                                               ---------------------    ------------------------

LESS :  CURRENT LIABILITIES AND PROVISIONS :
Liabilities                                               7                   13,040                      34,420

                                                                ---------------------    ------------------------
Net current assets                                                           177,515                     178,362

                                                                ---------------------    ------------------------
                                           TOTAL                             189,608                     190,456
                                                                =====================    ========================

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                11

As per our attached report of even date
FOR PATKAR & PENDSE                                             FOR AND ON BEHALF OF THE BOARD
Chartered Accountants


B.M.PENDSE                                                      A.BALAKRISHNAN
Partner                                                         Director
M.No. 32625

MUMBAI, INDIA                                                   MUMBAI, INDIA
Dated: 29th June, 2004                                          Dated: 29th June, 2004



                          INDIA ABROAD PUBLICATIONS (CANADA) INC

      SCHEDULES 1 TO 11 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
      -----------------------------------------------------------------------------
                            FOR THE YEAR ENDED 31ST MARCH, 2004
                            -----------------------------------



SCHEDULE 3: FIXED ASSETs                                                                       (C$)

------------------------------------------------------------------------------------------------------
                                         Furniture &         Office           Total       As at
                                         Fixtures           Equipment                 March 31, 2003
 -----------------------------------------------------------------------------------------------------
Cost as at April 1, 2003                    1,500            10,593          12,093       12,093
------------------------------------------------------------------------------------------------------
Additions                                       -                -                -            -
------------------------------------------------------------------------------------------------------
Deductions                                      -                -                -            -
------------------------------------------------------------------------------------------------------
Total as at March 31, 2004                  1,500           10,593           12,093       12,093
------------------------------------------------------------------------------------------------------
Depreciation upto March 31, 2004                -                -               -            -
------------------------------------------------------------------------------------------------------
Net value as at March 31, 2004              1,500           10,593           12,093       12,093
------------------------------------------------------------------------------------------------------
Net value as at March 31, 2003              1,500           10,593           12,093       12,093
------------------------------------------------------------------------------------------------------
Depreciation for the year                       -                -                -            -
------------------------------------------------------------------------------------------------------


                               INDIA ABROAD PUBLICATIONS (CANADA) INC

           SCHEDULES 1 TO 11 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
           -----------------------------------------------------------------------------
                                 FOR THE YEAR ENDED 31ST MARCH, 2004
                                 -----------------------------------


-----------------------------------------------------------------------------------------------------------
                                                                   As at                      As at
                                                                31.03.2004                 31.03.2003

                                                                    C $                        C $
-----------------------------------------------------------------------------------------------------------

SCHEDULE  1 : CAPITAL

Issued and subscribed :
162974 equity shares fully paid                                        142,974                     142,974

                                                             ------------------        --------------------
                                TOTAL                                  142,974                     142,974
                                                             ==================        ====================


SCHEDULE  2 : RESERVES & SURPLUS

Surplus in profit & loss account                                        46,634                      47,482

                                                            ------------------        --------------------
                                TOTAL                                   46,634                      47,482
                                                            ==================        ====================




                               INDIA ABROAD PUBLICATIONS (CANADA) INC

           SCHEDULES 1 TO 11 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
           -----------------------------------------------------------------------------
                                 FOR THE YEAR ENDED 31ST MARCH, 2004
                                 -----------------------------------



-----------------------------------------------------------------------------------------------------------
                                                                   As at                      As at
                                                                31.03.2004                 31.03.2003

                                                                    C $                        C $
-----------------------------------------------------------------------------------------------------------

SCHEDULE 4 : SUNDRY DEBTORS
(Unsecured considered good)
Outstanding over six months                                                  -                           -
Other debts                                                              7,094                      17,625
                                                             ------------------        --------------------
                                          TOTAL                          7,094                      17,625
                                                             ==================        ====================

SCHEDULE 5 : CASH AND BANK BALANCES

Bank balances :

With Canadian Imperial Bank of Commerce
On current account                                                      20,552                      11,521

With Hongkong Bank
On current account                                                       8,609                       2,963

                                                             ------------------        --------------------
                                          TOTAL                         29,161                      14,484
                                                             ==================        ====================


SCHEDULE 6 : LOANS AND ADVANCES
             (Unsecured considered good)

Due from  parent company                                               154,300                     180,673
India Abroad Publications Inc.
                                                             ------------------        --------------------
                                          TOTAL                        154,300                     180,673
                                                             ==================        ====================


SCHEDULE 7 : CURRENT LIABILITIES

Sundry Creditors
- Other than small scale industrial undertakings                        10,505                      31,885

Advance from customers                                                   2,535                       2,535

                                                             ------------------        --------------------
                                          TOTAL                         13,040                      34,420
                                                             ==================        ====================



                     INDIA ABROAD PUBLICATIONS (CANADA) INC

            PROFIT & Loss Account for the year ended March 31, 2004.


----------------------------------------------------------------------------------------------------------------------
                                                                 Schedule                                Previous
                                                                   No.                                     year

                                                                                      C $                   C $
----------------------------------------------------------------------------------------------------------------------

INCOME

Operating revenues                                                  8               315,723                387,853

                                                                           -----------------      --------------------
                                                                                    315,723               387,853
                                                                           -----------------      --------------------

EXPENDITURE

Personnel expenses                                                  9                50,780                 47,613

Operating and other expenses                                        10              265,791                287,605

                                                                           -----------------      --------------------
                                                                                    316,571                335,218
                                                                           -----------------      --------------------

Profit / (Loss) for the year before tax                                                (848)                52,635

Provision for tax                                                                         -                      -
                                                                           -----------------      --------------------
Profit / (Loss ) after tax                                                             (848)                52,635


Suplus / (Deficit) brought forward from previous year                                47,482                 (5,153)

----------------------------------------------------------------------------------------------------------------------
Balance carried to balance sheet                                                     46,634                 47,482
----------------------------------------------------------------------------------------------------------------------

Basic and Diluted Earnings Per Share (C$)                                            (0.01)                    (0.32)

ACCOUNTING POLICIES AND NOTES TO
BALANCE SHEET AND PROFIT AND LOSS ACCOUNT                           11

As per our attached report of even date
FOR PATKAR & PENDSE                                                        FOR AND ON BEHALF OF THE BOARD
CHARTERED ACCOUNTANTS


B.M.PENDSE                                                                 A.BALAKRISHNAN
Partner                                                                    Director
M.No. 32625

MUMBAI, INDIA                                                              MUMBAI, INDIA
Dated: 29th June, 2004                                                     Dated: 29th June, 2004




                               INDIA ABROAD PUBLICATIONS (CANADA) INC

           SCHEDULES 1 TO 11 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
           -----------------------------------------------------------------------------
                                FOR THE YEAR ENDED 31ST MARCH, 2004
                                -----------------------------------


-------------------------------------------------------------------------------------------------------
                                                             As at                         As at
                                                          31.03.2004                    31.03.2003

                                                              C $                           C $
-------------------------------------------------------------------------------------------------------

SCHEDULE  8 : OPERATING REVENUE

Subscription Income                                        39,912                           42,417

Classified Income                                          14,494                           30,644

Display Income                                            248,691                          303,858

Retail Sale                                                12,626                           10,934

                                                      ----------------               -----------------
                                          TOTAL           315,723                          387,853
                                                      ================               =================



SCHEDULE  9 : PERSONNEL EXPENSES

Salaries and allowances                                    40,829                           45,036

Statutory dues                                              9,951                            2,577

                                                      ----------------               -----------------
                                          TOTAL            50,780                           47,613
                                                      ================               =================



SCHEDULE  10 : OPERATING AND OTHER EXPENSES

Printing & Stationery                                     169,354                          177,388

Postage                                                    20,219                           48,895

Mailing & Distribution                                     33,609                           37,156

Delivery & Freight                                          2,981                                -

Office Expenses                                            10,740                            7,577

Professional Fees for Tax Return                           10,898                                -

Editorial Expenses                                          1,575                            2,094

Telephone Expenses                                          3,063                            2,860

Subscription Dues                                             762                              607

Travel & Entertainment Expenses                             4,646                            6,479

Repairs & Maintenance Expenses                                  -                              428

Bank charges                                                2,188                            2,012

Marketing Commission                                          813                            2,109

Bad Debts                                                   4,943                                -

                                                      ----------------               -----------------
                                          TOTAL           265,791                          287,605
                                                      ===============                =================

                    INDIA ABROAD PUBLICATIONS (Canada) INC

SCHEDULE 11: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT


A.       ACCOUNTING POLICIES

1.       Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.

2.       Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Revenue recognition

         Revenues comprise from subscription to the India Abroad weekly news paper and income from advertisements. Revenue from advertisements are recognized upon publishing of the advertisements in the newspaper.

         Subscription revenues are derived from the revenues received from the news paper subscribers and is recognized ratably over the period of subscription. Subscriptions received towards lifetime subscribers are shown as deferred revenue and recognized ratably over a 10 year period.

4.       Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

               Furniture and fixtures.............................  7 years
               Office equipment...................................  5 years

5.       Employee retirement benefits

         The company does not have any employee retirement benefit plan.

         Leave Encashment

         The company's policies does not allow leave encashment and the employees are encouraged to avail the eligible leave. Unavailed leave lapses at the end of the period and hence no provision has been made in the books.

6.       Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

         Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

7.       Income taxes

         Income taxes are accounted for in accordance with Canadian tax laws on Income accrued and form part of the Holding Company tax liabilities.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws in Canada. Tax liabilities and provision is accounted for by the Holding company.

B.       NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1.       Organization and Business

         India Abroad Publications(Canada) Inc ("the Company") was incorporated in Canada on December 20th, 1983. In February 2001, the Company was acquired by Rediff Holdings Inc, a wholly owned subsidiary of Rediff.Com India Limited.

         The Company is one of the leading news publications, catering to the Asian-American community focusing on India and the global Indian community.

2. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.

3. The Company recognizes as revenues based on advertisements published and subscriptions ratably over the period of subscription. Hence requirements as to quantitative information are not applicable.

4.       Litigation:

         There are no pending litigations against the company.

5. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.

6.       Balance Sheet Abstract and Company's General Business Profile.

         (I)   Registration Details

                                   -------------               -------------
               Registration No.-   |           |  State Code   |            |
               Business No         |     N.A   |               |     N.A    |
                                   -------------               -------------

                                   -------------
           Balance Sheet Date      | 31/03/2004 |
           (dd/mm/yy)              -------------


         (II)  Capital raised during the year (Amount in C$)

                    Public Issue                     Rights Issue
           -------------------------------------------------------------------
                        Nil                             Nil
           -------------------------------------------------------------------

                    Bonus Issue                      Private Placement
           -------------------------------------------------------------------
                        Nil                             Nil
           -------------------------------------------------------------------


         (III) Position of Mobilisation and Deployment of Funds (Amount in C$)

                  Total Liabilities  C$               Total Assets C $
           -------------------------------------------------------------------
                         189608                         189608
           -------------------------------------------------------------------

               Sources of Funds

                Paid - up Capital  C$                 Reserves & Surplus
           -------------------------------------------------------------------
                    142974                               46634
           -------------------------------------------------------------------

               Secured Loans                           Unsecured Loans
           -------------------------------------------------------------------
                    Nil                                     Nil
           -------------------------------------------------------------------


               Application of Funds

                Net Fixed Assets  C$                    Investments $
           -------------------------------------------------------------------
                    12093                                   Nil
           -------------------------------------------------------------------

               Net Current Assets  C$                   Misc. Expenditure
           -------------------------------------------------------------------
                    177515                                 Nil
           -------------------------------------------------------------------

               Accumulated Losses C$
           ------------------------------------
                    Nil
           ------------------------------------


         (IV) Performance of Company (Amount in C$) for the year ended March 31, 2004.

                     Turnover  C $                   Total Expenditure  C$
           -------------------------------------------------------------------
                     315723                               316571
           -------------------------------------------------------------------

                  Profit / Loss Before Tax  C$       Profit / Loss After Tax C$
                             ------------------        ----------------------
               +         -        (848)            +     -           (848)

           (Please tick Appropriate box + for Profit - for Loss)

                     Earning per Share                      Dividend @ %
           -------------------------------------------------------------------
                         (0.01)                                 Nil
           -------------------------------------------------------------------


         (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)

                                           -----------------------------------
           Item Code No. (ITC)                  N/A
           Product Description                  News Paper
                                           -----------------------------------


7. Previous years figures have been regrouped and reclassified wherever necessary to conform to current years classifications.

                                                For and on behalf of the board




                                                             Ajit Balakrishnan
                                                                      Director

Mumbai, India
Dated: 29th June, 2004

                                                               Rediff.com Inc.





BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

PATKAR & PENDSE
INDIA


                               Directors' Report

The Directors present Rediff.com Inc.'s audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

Rediff.com Inc., is a wholly owned subsidiary of Rediff Holdings Inc.. Rediff.com Inc. is a website targeted at the Indian American community in North America. Rediff.com Inc. includes information and content relevant to the community along with certain additional offerings like SMS to India and Rediff Radio.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 145,073/-. Gross Loss (before depreciation, amortisation, impairment write down and taxes) is US $ 401,763 /-. After giving effect to other adjustments, the net loss of US $ 514,173/- was carried to Balance Sheet.


DIVIDENDS

No dividends will be distributed for the year ended March 31, 2004.


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:
     - Select suitable accounting policies, from time to time, and then apply them consistently;
     - Make judgments and estimates that are reasonable and prudent;
     - State whether applicable accounting standards have been followed; and
     - Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                             REPORT OF THE AUDITORS


The Board of Directors,
Rediff.Com Inc.

We have audited the attached Balance Sheet of REDIFF.com INC., a wholly owned subsidiary of Rediff Holdings Inc. incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further, we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 9 to the Accounts.

(d) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

   ii. in the case of Profit and Loss Account, of the loss of the Company for the year ended on that date.


                                                            For Patkar & Pendse
                                                          Chartered Accountants


                                                                    B.M. Pendse
                                                                        Partner
                                                                    M.No. 32625

Place: Mumbai
Date:  29th June, 2004


                                Rediff.com Inc.

                      Balance Sheet as at March 31, 2004.

---------------------------------------------------------------------------------------------------------------------------
                                                        Schedule            As at                         As at
                                                           No.            31.3.2004                     31.03.2003
                                                                            US $                           US $
---------------------------------------------------------------------------------------------------------------------------

I. SOURCES OF FUNDS

Shareholders' funds :

Capital                                                     1                            5                               5

Reserves & Surplus
Securities premium                                                               3,332,145                       3,332,145

                                                                   ------------------------     ---------------------------
                                              TOTAL                              3,332,150                       3,332,150
                                                                   ========================     ===========================

II. APPLICATION OF FUNDS

Fixed assets :                                              2
Gross Block                                                                        601,011                         601,011

Less : Depreciation                                                                601,011                         488,600
                                                                   ------------------------     ---------------------------
Net Block
                                                                                         -                         112,411

Current assets, loans and advances:
Sundry debtors                                              3                       74,919                          63,222

Cash and bank balances                                      4                       49,266                          24,294

Loans and advances                                          5                      109,259
                                                                                                                     9,417
                                                                   ------------------------     ---------------------------
                                                                                   233,444                          96,933

Less: Current liabilities and provisions:
Liabilities                                                 6                      601,378                          63,105
                                                                   ------------------------     ---------------------------
                                                                                   601,378                          63,105
                                                                   ------------------------     ---------------------------
Net current assets                                                               (367,934)                          33,829
                                                                   ------------------------     ---------------------------

Profit and loss account                                                          3,700,084                       3,185,911
                                                                   ------------------------     ---------------------------
                                           TOTAL                                 3,332,150                       3,332,150
                                                                   ========================     ===========================

Accounting policies and notes to
balance sheet and profit and loss account                   9

As per our attached report of even date
For Patkar & Pendse                                                 For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                          A.Balakrishnan
Partner                                                            Director
M.No. 32625

Mumbai, India                                                      Mumbai, India
Dated: 29th June, 2004                                             Dated: 29th June, 2004


                                Rediff.com Inc.

 Schedules 1 to 9 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004


---------------------------------------------------------------------------------------------------------------------
                                                                     As at                             As at
                                                                  31.03.2004                        31.03.2003

                                                                      US $                             US $
---------------------------------------------------------------------------------------------------------------------
SCHEDULE  1 : CAPITAL

Authorized :
10000 shares @ $0.001 per share                                                 10                                10
                                                             ======================            ======================


Issued and subscribed :
5000 shares @ $0.001 per share; par value                                        5                                 5

                                                              ----------------------            ----------------------

                                     TOTAL                                       5                                 5
                                                             ======================            ======================



                                Rediff.com Inc.

 Schedules 1 to 9 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

Schedule 2: Fixed Assets

                                                                                             (US$)
---------------------------------------------------------------------------------------------------------
                                         Furniture &         Compunter                  As at March 31,
                                           Fixtures          Equipment                        2003
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Cost as at April 1, 2003                        44,421        556,590          601,011           601,011

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Additions                                            -              -                -                 -

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Deductions                                           -              -                -                 -

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Total as at March 31, 2004                      44,421        556,590          601,011           601,011

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Depreciation upto March 31, 2004                44,421        556,590          601,011           488,600

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

Net value as at March 31, 2004                       -              -                -           112,411

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Net value as at March 31, 2003
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Depreciation for the year                                                      112,410           189,971
---------------------------------------------------------------------------------------------------------

                                Rediff.com Inc.

 Schedules 1 to 9 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004


-----------------------------------------------------------------------------------------------------------
                                                           As at                             As at
                                                        31.03.2004                        31.03.2003

                                                            US $                             US $
-----------------------------------------------------------------------------------------------------------

SCHEDULE 3 : SUNDRY DEBTORS

Sundry debtors
(Unsecured considered good)
Outstanding over six months                                       10,000                                 -
Other debts                                                       74,919                            63,222
                                                   ----------------------            ----------------------
                                                                  84,919                            63,222

Less : Provision for doubtful debts                               10,000                                 -
                                                   ----------------------            ----------------------
                                                                  74,919                            63,222
                                                   ======================            ======================

SCHEDULE 4 : CASH AND BANK BALANCES

Bank balances :

With European American Bank
   In current account                                             49,266                            24,294

                                                   ----------------------            ----------------------
                                            TOTAL                 49,266                            24,294
                                                   ======================            ======================


SCHEDULE 5 : LOANS AND ADVANCES

(Unsecured )

Due from  group companies                                        108,146                             9,417

Advances recoverable in cash
or in kind or for value to be received                             1,113                                 -

                                                   ----------------------            ----------------------
                                     TOTAL                       109,259                             9,417
                                                   ======================            ======================

Notes :
1. (a) Considered good                                           109,259                             9,417
    (b) Considered doubtful                                            -                                 -
                                                   ----------------------            ----------------------
                                                                 109,259                             9,417
                                                   ======================            ======================


SCHEDULE 6 : CURRENT LIABILITIES

Sundry Creditors
- Other than small scale industrial undertakings.                 83,535                            63,105

Due to parent / group companies                                  517,843                                 -

                                                   ----------------------            ----------------------
                                     TOTAL                       601,378                            63,105
                                                   ======================            ======================


                                Rediff.com Inc

         Profit & Loss Account for the year ended March 31, 2004.
--------------------------------------------------------------------------------------------------------------------------
                                                              Schedule                                   Previous
                                                                 No.                                       year
                                                                               31.3.04                   31-3-03

                                                                                 US $                      US $
--------------------------------------------------------------------------------------------------------------------------
INCOME

Display income                                                                        145,073                     339,663

                                                                         ---------------------    ------------------------
                                                                                      145,073                     339,663
                                                                         ---------------------    ------------------------

EXPENDITURE

Personnel expenses                                                7                   503,631                     421,137

Operating and other expenses                                      8                    43,205                     200,752

Depreciation                                                                          112,411                     189,971

                                                                         ---------------------    ------------------------
                                                                                      659,246                     811,860
                                                                         ---------------------    ------------------------

Loss for the year before tax                                                        (514,173)                   (472,197)

Provision for tax                                                                           -                           -
                                                                         ---------------------    ------------------------
                                                                                    (514,173)                   (472,197)

                                                                                  (3,185,911)                 (2,713,713)
Deficit brought forward from previous year

--------------------------------------------------------------------------------------------------------------------------
Balance carried to balance sheet                                                  (3,700,084)                 (3,185,911)
--------------------------------------------------------------------------------------------------------------------------

Basic and Diluted Earnings Per Share (US$)                                           (102.83)                     (94.44)

Accounting policies and notes to
balance sheet and profit and loss account                         9

As per our attached report of even date
For Patkar & Pendse                                                      For and on behalf of the board
Chartered Accountants


B.M.Pendse                                                               A.Balakrishnan
Partner                                                                  Director
M.No. 32625

Mumbai, India                                                            Mumbai, India
Dated: 29th June, 2004                                                   Dated: 29th June, 2004



                                Rediff.com Inc.

 Schedules 1 to 9 forming part of the Balance Sheet and Profit & Loss Account for the year ended 31st March, 2004

-----------------------------------------------------------------------------------------------------------------
                                                                    As at                           As at
                                                                  31.03.2004                      31.03.2003

                                                                     US $                            US $
-----------------------------------------------------------------------------------------------------------------
SCHEDULE  7 : PERSONNEL EXPENSES
Salaries and allowances                                                   473,504                        383,435


Statutory dues                                                             30,127                         37,702
                                                             ---------------------            -------------------

                                                 TOTAL                    503,631                        421,137
                                                             =====================            ===================




SCHEDULE  8 : OPERATING AND OTHER EXPENSES


Travelling expenses                                                         1,842                          1,501

Backend development                                                           -                           10,000

Miscellaneous expenses                                                        -                          (6,910)

Web hosting expenses                                                       22,653                        122,178

Payroll processing fee                                                      2,605                          3,294

Insurance charges                                                             -                           17,169

Professional fee                                                              -                            4,000

Banking fee                                                                   -                              172

Postage & stationery                                                          -                               44

Bad debts                                                                   5,383                             -

Provisions for doubtful debts                                              10,000                         48,037

Rates & taxes                                                                 722                          1,267
                                                             ---------------------            -------------------
                                                                           43,205                        200,752
                                                             =====================            ===================


                                Rediff.com Inc.

SCHEDULE 9: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND
PROFIT AND LOSS ACCOUNT


A.       ACCOUNTING POLICIES

1.       Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.


2.       Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Revenue recognition

         Revenues comprise of revenues from online advertising. Online advertising includes advertisement and sponsorships.

         Online advertising

         Advertisement and sponsorship income is derived from customers who advertise on the Company's website or to whom direct links from the Company's website to their own websites are provided .

         Revenue from advertisement and sponsorships is recognized ratably over the contractual period of the advertisement, commencing when the advertisement is placed on the website. Revenues are also derived from sponsor buttons placed in specific areas of the Company's website, which generally provide users with direct links to sponsor websites. These revenues are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations may include guarantees of a minimum number of impressions, or times, that an advertisement appears in pages viewed by users of the Company's portal. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impression levels are achieved.


4.       Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

              Furniture and fixtures..........................       7 years
              Computer equipment..............................     3 to5 years


5.       Income taxes

         Income taxes are accounted for in accordance with US tax laws on Income accrued and form part of the Parent company Income tax liability.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws in US. Tax liabilities and provision is accounted for by the Holding Company.


 B.  NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1.       Organization and Business

         Rediff.com Inc ("the Company") was incorporated on July 30, 1999. On February 27, 2001, Rediff Holdings Inc. acquired thinkindia.com Inc ("thinkindia") which was renamed as Rediff.Com Inc. Rediff.Com provides the Rediff Group with technology, marketing and content support in the United States.

         The Company is one of the leading Internet destinations, or portals, focusing on India and the global Indian community. Its websites consists of interest specific channels relevant to Indian interests such as cricket, astrology, matchmaker and movies, content on various matters like news and finance, search facilities, a range of community features such as e-mail, chat, messenger and e-commerce.

         The Company recognizes as revenues from advertisements and online marketing and hence requirements as to quantitative information are not applicable.


3. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.


4.       Litigation:

         There are no pending litigations against the company.


5. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.

6.       Balance Sheet Abstract and Company's General Business Profile.

         (I)  Registration Details
                                            _________               _________
                Registration No.-TAX ID No |   N.A.  |  State Code |  N.A.   |
                                           -----------              ---------

                                         -----------------------
                Balance Sheet Date      |       31/03/2004      |
                 (dd/mm/yy)              -----------------------


         (II) Capital raised during the year (Amount in US$)

                        Public Issue                        Rights Issue
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------

                           Bonus Issue                   Private Placement
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------


         (III) Position of Mobilisation and Deployment of Funds (Amount in US$)

                      Total Liabilities  $                Total Assets $
                  -----------------------------    ---------------------------
                 |      3332150                |  |          3332150          |
                  -----------------------------    ---------------------------


               Sources of Funds

                        Paid - up Capital  $            Reserves & Surplus
                  -----------------------------    ---------------------------
                 |            5                |  |       3,332,150           |
                  -----------------------------    ---------------------------


                          Secured Loans                   Unsecured Loans
                  -----------------------------    ---------------------------
                 |           Nil               |  |             Nil           |
                  -----------------------------    ---------------------------



                  Application of Funds

                        Net Fixed Assets   $              Investments $
                  -----------------------------    ---------------------------
                 |            0                |  |             0             |
                  -----------------------------    ---------------------------


                        Net Current Assets  $           Misc. Expenditure
                  -----------------------------    ---------------------------
                 |       (367,934)             |  |             0             |
                  -----------------------------    ---------------------------


                      Accumulated Losses $
                  -----------------------------
                 |        3,700,084            |
                  -----------------------------


            (IV) Performance of Company (Amount in US$) for the year ended March 31, 2004.

                         Turnover    $                Total Expenditure $
                  -----------------------------    ---------------------------
                 |       145,073               |  |        659,246            |
                  -----------------------------    ---------------------------


                    Profit / Loss Before Tax  $       Profit / Loss After Tax $
                                      _________                 __________
                  +              -   |(514,173)|  +         -  | (514,173)|
                  -------------------|------------------------------------
                 |               X   |         |            X  |
                  -------------------           ---------------

            {Please tick Appropriate box + for Profit - for Loss)

                       Earning per Share                  Dividend @ %
                  -----------------------------    ---------------------------
                 |      $(102.83)              |  |             Nil           |
                  -----------------------------    ---------------------------

            (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)


                                                   ---------------------------
                     Item Code No. ( ITC )        |         N/A               |
                                                   ---------------------------
                     Product Description          |  Online Advertising       |
                                                   ---------------------------


7. Previous years figures have been regrouped and reclassified wherever necessary to conform to current years classifications.


                                                 FOR AND ON BEHALF OF THE BOARD



                                                              AJIT BALAKRISHNAN
                                                                       Director
      MUMBAI, INDIA
      Dated : 29th June, 2004

                                           Value Communications Corporation




BOARD OF DIRECTORS

Mr. Ajit Balakrishnan


SECRETARY

Mr. Joy Basu


AUDITORS

Patkar & Pendse
India


                               Directors' Report

The Directors present Value Communications Corporation audited financial statements of the year ended 31st March 2004.


PRINCIPAL ACTIVITIES

Value Communications Corporation, a wholly owned subsidiary of Rediff.com India Limited, provides internet based marketing of prepaid long distance service to over 200 countries worldwide.


REVIEW OF BUSINESS

The Profit & Loss account is set out along with this report and shows that the Company earned gross revenue of US $ 4,487,598/-. Gross Loss (before depreciation, amortisation, impairment write down and taxes) is US $ 645,434 /-. After giving effect to other adjustments, the net loss of US $ 761,073/- was carried to Balance Sheet.

On April 8, 2004, Rediff.com India Limited sold its long distance phone card business of Valucom to WorldQuest Networks Inc.


DIVIDENDS

No dividends will be distributed for the year ended March 31, 2004.


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Companies Act, 1956 requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year/period and of the profit or loss of the Company for that period.

In preparing those financial statements, the Directors are required to:
     - Select suitable accounting policies, from time to time, and then apply them consistently;
     - Make judgments and estimates that are reasonable and prudent;
     - State whether applicable accounting standards have been followed; and
     - Prepare the financial statements on the going concern basis.

The Directors are responsible for keeping proper accounting records, which disclose the financial position of the Company, with reasonable accuracy at any time, and to enable them to ensure that the financial statements comply with the Companies Act, 1956. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

ACKNOWLEDGEMENT

The Directors place on record their appreciation for dedication with which the employees at all levels performed their duties and for close co-operation received from them during the year under report.


For and on behalf of the Board of Directors



Director

Date: June 30, 2004

                             REPORT OF THE AUDITORS


The Board of Directors,
Value Communications Corporation


We have audited the attached Balance Sheet of VALUE COMMUNICATIONS CORPORATION, a wholly owned subsidiary of Rediff.com India Limited incorporated in the United States, as at March 31, 2004 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit and report that :

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Further, we report that:

(a) We have obtained all the information & explanations, which to the best of our knowledge & belief were necessary for the purposes of our audit.

(b) The Balance Sheet and Profit & Loss Account dealt with by this report are in agreement with the books of account.

(c) In our opinion, the Balance sheet and Profit and Loss Account comply with Accounting Standards referred to in Schedule 9 to the Accounts.

(d) Although the business of the Company was sold along with certain assets on 8th April, 2004; after the date of the balance sheet (refer note no.2 to the accounts) these financial statements for the year have been prepared by the Management as if the Company continues to be a `going concern'.

(e) In our opinion and to the best of our information and according to the explanations given to us the said accounts read with the notes thereon, give a true and fair view in conformity with the accounting principles generally accepted in India:

    i. in the case of the Balance Sheet of the state of affairs of the Company as at 31st March, 2004; and

   ii. in the case of Profit and Loss Account, of the loss of the Company for the year ended on that date;

                                                            For Patkar & Pendse
                                                          Chartered Accountants


Place:  Mumbai                                                      B.M. Pendse
Date:  29th June, 2004                                                  Partner
                                                                    M.No. 32625


                                      VALUE COMMUNICATIONS CORPORATION

                                     BALANCE SHEET AS AT MARCH 31, 2004.

----------------------------------------------------------------------------------------------------------------
                                                      Schedule             As at                   As at
                                                         No.             31.3.2004               31.03.2003
                                                                            US $                    US $
----------------------------------------------------------------------------------------------------------------

I. SOURCES OF FUNDS

Shareholders' funds:
Share Capital                                             1                        -                          -

Reserves & surplus
Securities premium                                                             2,043                      2,043

Long term deferred tax liability                                              12,450                     12,450
                                                                ---------------------    -----------------------
                                             TOTAL                            14,493                     14,493
                                                                =====================    =======================

II. APPLICATION OF FUNDS

Fixed assets :
Gross Block                                               2                  229,589                    208,283
Less : Depreciation                                                          164,541                     91,512
                                                                ---------------------    -----------------------
Net Block                                                                     65,048                    116,771

Current assets, loans and advances:
Inventory (at cost certified by Management)                                   86,686                    275,321
Cash and bank balances                                    3                   77,882                    145,700
Loans and advances                                        4                  110,676                    376,010
                                                                ---------------------    -----------------------
                                                                             275,244                    797,031
                                                                ---------------------    -----------------------

Less : Current liabilities and provisions :
Liabilities                                               5                2,970,416                  2,782,854
                                                                ---------------------    -----------------------
                                                                           2,970,416                  2,782,854
                                                                ---------------------    -----------------------
Net current assets                                                        (2,695,172)                (1,985,823)

Profit and loss account                                                    2,644,617                  1,883,545
                                                                ---------------------    -----------------------
                                           TOTAL                              14,493                     14,493
                                                                =====================    =======================

Accounting policies and notes to
balance sheet and profit and loss account                 9


As per our attached report of even date
FOR PATKAR & Pendse                                              For and on behalf of the board
Chartered Accountants


B.M.PENDSE                                                       A.BALAKRISHNAN
Partner                                                          Director
M.No. 32625

MUMBAI, INDIA                                                    MUMBAI, INDIA
Dated:  29th June, 2004                                          Dated:  29th June, 2004


                        VALUE COMMUNICATIONS CORPORATION

   SCHEDULE 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
   ---------------------------------------------------------------------------
                       FOR THE YEAR ENDED 31ST MARCH, 2004
                       -----------------------------------

--------------------------------------------------------------------------------

                                                      As at             As at
                                                   31.03.2004         31.03.2003

                                                       US $              US $
--------------------------------------------------------------------------------


SCHEDULE  1 : SHARE CAPITAL


Authorized :

20,000,000 shares common stock, no par value              -                -
                                                  ============     ============

Issued and subscribed :
12,000,000 shraes common stock, no par value              -                -

                                                  ------------     ------------
                                TOTAL                     -                -
                                                  ============     ============

                        VALUE COMMUNICATIONS CORPORATION

   SCHEDULE 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
   ---------------------------------------------------------------------------
                       FOR THE YEAR ENDED 31ST MARCH, 2004
                       -----------------------------------

--------------------------------------------------------------------------------

                                                      As at             As at
                                                   31.03.2004        31.03.2003

                                                       US $             US $
--------------------------------------------------------------------------------

SCHEDULE 3 : CASH AND BANK BALANCES

1. Cash on hand                                          -                 233

2. Bank balances :

   (i)   Citi Bank N.Y.
         On current account                         77,882             143,200

   (ii)  Harris Bank - Checking Account                  -               1,850

   (iii) Harris Bank
         On Money Market Account                         -                 417
                                              -------------        ------------
                                     TOTAL          77,882             145,700
                                              =============        ============


SCHEDULE 4 : LOANS AND ADVANCES
ADVANCES (Unsecured  considered good)

    Advances recoverable in cash
    or in kind or for value to
    be received                                    110,676             376,010
                                              -------------        ------------
                                    TOTAL          110,676             376,010
                                              =============        ============


SCHEDULE 5 :  LIABILITIES

Sundry Creditors
- Other than small scale
  industrial undertakings.                         342,959             544,551

- Dues to parent / group companies               2,627,457           2,238,303

                                              -------------        ------------
                                    TOTAL        2,970,416          2,782,854
                                              =============        ============


                           VALUE COMMUNICATIONS CORPORATION

               PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED MARCH 31, 2004

-------------------------------------------------------------------------------------------------
                                              Schedule                            Previous
                                                No.                                 year
                                                            31.3.2004             31.03.2003

                                                              US $                  US $
-------------------------------------------------------------------------------------------------

INCOME

Sales of telephone cards                                      4,487,598               8,946,256

Other income                                                          -                  46,081
                                                        ----------------        ----------------
                                                              4,487,598               8,992,337
                                                        ----------------        ----------------

EXPENDITURE

Cost of goods sold                               6            3,560,538               7,572,360

Personnel expenses                               7              628,559               1,090,083

Operating and other expenses                     8              986,546               1,257,870

Depreciation                                                     73,028                  32,984
                                                        ----------------        ----------------
                                                              5,248,671               9,953,297

Loss for the year before tax                                    761,073                 960,960
Provision for tax                                                     -                  31,000
                                                        ----------------        ----------------
                                                                761,073                 929,960
Extraordinary Items
Restructuring & Integration Costs                                     -               1,010,900
                                                        ----------------        ----------------

Loss after Tax                                                  761,073               1,940,860

Deficit brought forward from previous year                    1,883,545                (57,315)

------------------------------------------------------------------------        ----------------
Balance carried to balance sheet                              2,644,618               1,883,545
------------------------------------------------------- ================        ================

Accounting policies and notes to
balance sheet and profit and loss account        9


As per our attached report of even date
FOR PATKAR & Pendse                               For and on behalf of the board
Chartered Accountants


B.M.PENDSE                                        A.BALAKRISHNAN
Partner                                           Director
M.No. 32625

MUMBAI, INDIA                                     MUMBAI, INDIA
Dated:  29th June, 2004                           Dated:  29th June, 2004

                        VALUE COMMUNICATIONS CORPORATION

   SCHEDULE 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
   ---------------------------------------------------------------------------
                       FOR THE YEAR ENDED 31ST MARCH, 2004
                       -----------------------------------

------------------------------------------------------------------------------
                                                    As at             As at
                                                  31.03.2004       31.03.2003

                                                     US $             US $
------------------------------------------------------------------------------

SCHEDULE 6: COST OF GOODS SOLD

Opening Inventory                                   275,321           472,925
Add   :  Purchases (net of pins written           3,371,903         7,374,756
Less : Closing Inventory                             86,686           275,321
                                               -------------    -------------
                                      TOTAL       3,560,538         7,572,360
                                               =============    =============


SCHEDULE 7: PERSONNEL EXPENSES

Salaries and allowances                             578,149           989,787
Statutory dues                                       50,010            65,416
Staff welfare                                           400                 -
Stock Compensation Expense                                -            34,880
                                               -------------    -------------
                                      TOTAL         628,559         1,090,083
                                               =============    =============


SCHEDULE 8: OPERATING AND OTHER EXPENSES

Advertising  Expenses                               255,868           720,886
Dataline/Internet Charges                            35,424                 -
Pins written off                                    162,547                 -
Software Usage Charges                                5,977            46,432
Network Expenses                                          -             5,501
Office Rent                                          49,025            80,827
Electricity Charges                                   9,583             6,977
Telephone Charges                                    69,789            95,724
Postage & Courier Charges                             3,000            21,727
Repair & Maintenance                                    347               931
Printing & Stationery                                   951               438
Insurance Charges                                    65,720                 -
Office Expenses                                       9,364            15,636
Traveling Expenses                                   26,941            75,705
Professional Charges                                 90,333           115,182
Legal Fees                                           12,278             8,359
Rates & Taxes                                        13,497            25,323
Miscellaneous Expenses                                9,007            34,065
Bank Charges                                        124,283                 -
Provision for depletion in value of assets           42,611                 -
Provision for doubtful debts and advances                -             4,157
                                               -------------    -------------
                                      TOTAL         986,546        1,257,870
                                               =============    =============


                                                 VALUE COMMUNICATIONS CORPORATION

                            SCHEDULE 1 TO 9 FORMING PART OF THE BALANCE SHEET AND PROFIT & LOSS ACCOUNT
                            ---------------------------------------------------------------------------
                                                FOR THE YEAR ENDED 31ST MARCH, 2004
                                                -----------------------------------


SCHEDULE 2 : FIXED ASSETS

-------------------  -------------------------------------------------- ------------------------------  --------------------------
                                         Gross Block                           Depreciation                     Net Block
-------------------  -------------------------------------------------- ------------------------------  --------------------------
                        As at                                  As at     Up to     For the     Up to       As at        As at
   Particulars         31.3.03      Additions    Deletions    31.3.04   31.3.03     Year      31.3.04    31.3.04       31.3.03
-------------------  -------------------------------------------------- ------------------------------  --------------------------
-------------------  -------------------------------------------------- ------------------------------  --------------------------
EQUIPT & COMPUTERS    $  100,338            -           -    $ 100,338  $ 39,428   $ 20,068   $ 59,496      40,842       60,910
-------------------  -------------------------------------------------- ------------------------------  --------------------------
SOFTWARE              $  107,945    $  63,917       42610    $ 129,252  $ 52,085   $ 52,960   $105,045      24,207       55,860
-------------------  -------------------------------------------------- ------------------------------  --------------------------
Total                 $  208,283    $  63,917    $ 42,610    $ 229,589  $ 91,512   $ 73,028   $164,541      65,048      116,771
===================   ================================================= ==============================  ==========================


                       Value Communications Corporation

SCHEDULE 9: ACCOUNTING POLICIES AND NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT


A.       ACCOUNTING POLICIES

     1.  Basis of preparation of financial statements

         The accompanying financial statements have been prepared under the historical cost convention, in accordance with the accounting principles generally accepted in India ("Indian GAAP"), the Accounting Standards issued by the Institute of Chartered Accountants of India and the provisions of the Companies Act, 1956.

     2.  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     3.  Revenue recognition

         The Company recognizes revenue as PINs and prepaid calling cards are delivered to customers.

     4.  Fixed assets and depreciation

         Fixed assets are stated at historical cost. The Company depreciates fixed assets using the straight-line method, over the estimated useful lives of assets. The estimated useful lives of assets are as follows:

                    Computer equipment..................          3 to 5 years
                    Office equipment....................               5 years

     5.  Employee retirement benefits

         The company has employee retirement benefit plan in which employer merely facilitate the plan administration. Employer does not contribute to the plan.

         Leave Encashment

         Provision for leave encashment is computed on the basis of last drawn salary for the unavailed leave balance to the credit of the employees at the year end and is charged to the Profit and Loss Account.

     6.  Foreign currency transactions

         Transactions in foreign currency are recorded at the original rates of exchange in force at the time transactions are effected.

         Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed asset. The carrying amount of fixed assets is also adjusted at the end of each financial year for any change in the liability arising out of expressing the related outstanding foreign currency liabilities at the closing rates of exchange prevailing at the date of the Balance Sheet or at the rates specified in the related forward contract.

         Monetary items (other than those related to acquisition of fixed assets) denominated in a foreign currency are restated using the exchange rates prevailing at the date of Balance Sheet or rates specified in the related forward contract. Gains / losses arising on restatement and on settlement of such items are recognized in the Profit and Loss Account.

         Non-monetary items such as investments denominated in a foreign currency are reported using the exchange rate at the date of the transaction.

     7.  Income taxes

         Income taxes are accounted for in accordance with the US tax laws.

         Current tax is measured at the amount expected to be paid to / recovered from the revenue authorities, using applicable tax rates and laws.

     8.  Deferred Income Taxes

         As of March 31, 2004 and 2003, the components of the Company's net deferred tax assets are as follows:


                                                         In US $       In US $
         ---------------------------------------------------------------------
                                                           2004         2003
         ---------------------------------------------------------------------
         Depreciation                                     (17000)     (29450)
         ---------------------------------------------------------------------
         Net Operating loss carry forwards               1262000           -
         ---------------------------------------------------------------------
         Unabsorbed depreciation                               -      996200
         ---------------------------------------------------------------------
         Others                                                         3800
         ---------------------------------------------------------------------

         ---------------------------------------------------------------------
         Total Deferred tax assets                       1245000      970550
         ---------------------------------------------------------------------


         As of March 31,2004, the Company has net operating loss carry forwards of approx $ 2805000 for federal income tax purposes, which expire in the years 2021 to 2024. Realization of the future tax benefits related to the deferred tax income tax asset is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors and believes that no asset to be created in the books of accounts.

     9.  Leases

         Operating Lease rentals are expensed with reference to lease terms and conditions.


B. NOTES TO BALANCE SHEET AND PROFIT AND LOSS ACCOUNT


     1.  Organization and Business

         Value Communications Corporation ("ValuCom" or the "Company") is a wholly-owned subsidiary of Rediff.com India, Ltd ("Rediff"). ValuCom provides internet-based marketing of prepaid long-distance service to over 200 countries worldwide. The Company markets its services to consumers and small businesses by packaging long-distance service from large telecommunication companies into Prepaid Identification Numbers ("PINs") and prepaid calling cards for sale on its Internet site or at its call-in center.

     2. An event having significant impact on the Company, occurred after the date of the balance sheet, wherein the Company's entire business was sold to World Quest Networks, Inc. on 8th April 2004.

     3. Additional information pursuant to the provisions of paragraph 4C and 4D of Schedule VI of the Companies Act., 1956 to the extent not applicable are not given.

     4.  Quantitative Details
         Pins and Prepaid Calling cards

                                                     31.03.2004     31.03.2003
                                                       (Nos.)         (Nos.)
                                                     -------------------------
      Opening Stock                                    4983             8612
      Purchases                                       48592            48505
      Sales / Consumption                             51057            52134
      Closing Stock                                    2518             4983


     5.  Operating leases

         The Company leases its office premises under various operating leases. Operating lease expenses that have been included in the determination of the net loss are as follows:

        Particulars                                          US $
                                                        -----------------

        Office Premises                                     49024
        Residential flats for accommodation
        of employees
        Telecom Leased lines                                38411

         These lease agreements are executed for periods ranging between 3 - 60 months with a renewable clause and also provide for termination at will by either party; by giving prior notice period between 1 - 3 months except in the case of agreement for office premises which can be terminated only by the Company.

         The minimum annual rental commitments under non-cancelable operating leases that have initial or remaining terms in excess of one year are as follows:

     6.  Litigation:

         There are no pending litigations against the company.

     7. The prior year financial statements have been audited by another Chartered Accountants and the same have been incorporated in the financial statements for the year.

     8.  Balance Sheet Abstract and Company's General Business Profile

         (I)  Registration Details

              Registration    No.- |--------------|              |-----------|
              TAX ID No            |     N.A      | State Code   |    N.A    |
                                   |--------------|              |-----------|

                                   |--------------|
              Balance       Sheet  | 31/03/2004   |
              Date                 |--------------|
              (dd/mm/yy)

         (II)   Capital raised during the year (Amount in US$)

                      Public Issue                Rights Issue
             ----------------------------------------------------------------
                            Nil                       Nil
             ----------------------------------------------------------------

                      Bonus Issue                 Private Placement
             ----------------------------------------------------------------
                            Nil                       Nil
             ----------------------------------------------------------------

         (III)  Position of Mobilisation and Deployment of Funds (Amount in
                US$)

                     Total Liabilities            Total Assets
             ----------------------------------------------------------------
                           14493                      14493
             ----------------------------------------------------------------

                Sources of Funds

                      Paid - up Capital           Reserves & Surplus
             ----------------------------------------------------------------
                           Nil                         2043
             ----------------------------------------------------------------

                      Secured Loans               Unsecured Loans
             ----------------------------------------------------------------
                         Nil                            Nil
             ----------------------------------------------------------------

                Application of Funds

                     Net Fixed Assets            Investments
             ----------------------------------------------------------------
                       65048                            -
             ----------------------------------------------------------------

                Net Current Assets               Accumulated Losses

             ----------------------------------------------------------------
                  (2695172)                              644617
             ----------------------------------------------------------------

         (IV) Performance of Company (Amount in US$) for the year ended March 31, 2004.

                     Turnover  $                    Total Expenditure $
             ----------------------------------------------------------------
                      4487598                              748671
             ----------------------------------------------------------------

                  Profit / Loss Before Tax            Profit / Loss After Tax
                          ------------------                 -----------------
             +       -        (761073)         +     -          (761073)
                     x                               x
             -----------                       -------------

             (Please tick Appropriate box + for Profit - for Loss)


                    Earning per Share                      Dividend @ %
             -----------------------------------------------------------------
                                                               Nil
             -----------------------------------------------------------------

         (V) Generic Names of Three Principal Products / Services of Company (as per monetary terms)

                                          -----------------------------------
             Item Code No. (ITC)             N/A
             Product Description             Prepaid calling cards
                                          -----------------------------------

     9. Previous years figures have been regrouped and reclassified wherever necessary to conform to current years classifications.

                                                For and on behalf of the board


                                                             Ajit Balakrishnan
                                                                      Director

      Mumbai, India

      Dated: 29th June, 2004